UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2019

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

I.R.S. Employment Identification Number: 81-1867397

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. No.)

390 S. Liberty Street, Suite 100 Winston-Salem, NC	27101
(Address of principal executive offices)	(Zip Code)

(336) 477-2535
Issuer’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Part II

In this annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to HC Government Realty Trust, Inc. a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our Operating Partnership. We refer to Holmwood Capital, LLC, a Delaware limited liability company, as Holmwood, and Holmwood Capital Advisors, LLC, a Delaware limited liability company, as HCA. As used in this annual report on Form 1-K, an affiliate of, or person affiliated with, a specified person, is a person, who or which, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the person specified.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K or this annual report that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this annual report.

The forward-looking statements included in this annual report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve, among other things, judgments with respect to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

●
changes in economic conditions generally and in the real estate and securities markets specifically,

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the ability of our management team to source, originate and acquire suitable investment opportunities,

●
our expectation that there will be opportunities to acquire additional properties leased to the United States of America,

●
our expectations regarding demand by the federal government for leased space,

●
the GSA (acting for the United States as Tenant) renewing or extending one or more of the leases for one or more of our GSA Properties (as defined below), whether pursuant to early termination options or at lease-end, and if not renewed or extended that we will be successful in re-leasing the space,

●
the impact of changes in real estate needs and financial conditions of federal, state and local governments,

●
acts of terrorism and other disasters that are beyond our control,

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legislative or regulatory changes impacting our business or our assets, including changes to the laws governing the taxation of real estate investment trust (“REITs”) and SEC guidance related to Regulation A or the JOBS Act,

●
our ability to raise equity or debt capital,

●
our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “40 Act”) and other laws, or

●
changes to generally accepted account principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this annual report on Form 1-K and the risk that actual results will differ materially from the expectations expressed in this annual report on Form 1-K will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report on Form 1-K, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this annual report on Form 1-K, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report on Form 1-K will be achieved.

Item 1. Business

The Company

We are an internally-managed real estate investment trust, or REIT, formed to grow our business of acquiring, developing, financing, owning and managing build-to-suit or improved-to-suit, single-tenant properties leased primarily to the United States of America and administered by the U.S. General Services Administration (“GSA”) or directly by the federal government agencies or departments occupying such properties (referred to as “GSA Properties”). We invest primarily in GSA Properties with sizes ranging from 5,000 to 50,000 rentable square feet, and in their listed lease term after construction or improvement to post-9/11 standards. We further emphasize GSA Properties that fulfill mission critical or citizen service functions. Leases associated with the GSA Properties in which our company invests are full faith and credit obligations of the United States of America.

On March 14, 2019, we provided notice of nonrenewal (the “Nonrenewal Notice”) of our Management Agreement with HCA to be effective as of March 31, 2020. While our Management Agreement has continued to be in place since the date of the Nonrenewal Notice, our Board amended and restated our investment guidelines as of the date of the Nonrenewal Notice. On March 31, 2020, the Management Agreement was terminated. We paid a total termination fee of $1,645,453, which was satisfied with $1,275,000 in cash and $370,453 in shares of common stock of the Company at a per share price of $7.17 for a total of 51,667 shares.

As of the filing of this report, our portfolio consists of 20 GSA Properties, comprised of 16 GSA Properties that we own in fee simple, one GSA Property that we own subject to a ground lease and three GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes, each of which is leased to the United States. Our portfolio of GSA Properties (“Portfolio Properties”), which includes one property acquired on May 1, 2019 and three properties acquired on October 22, 2019, contains approximately 390,767 rentable square feet located in 13 states. Based on net operating income of our Portfolio Properties, our portfolio has a weighted average remaining lease term of 9.3 years if none of the early termination rights are exercised and 5.7 years if all of the early termination rights are exercised.

The GSA-leased, real estate asset class has a number of attributes that we believe will offer our stockholders significant benefits, including a highly creditworthy and very stable tenant base, long-term lease structures and low risk of tenant turnover. GSA leases are backed by the full faith and credit of the United States, and the GSA has never experienced a financial default. Payment of rents under GSA leases are funded through the Federal Buildings Fund and are not subject to direct federal appropriations, which can fluctuate with federal budget and political priorities. In addition to presenting reduced risk of default, GSA leases typically have long initial terms of ten to 20 years with renewal leases having terms of five to ten years, which limit operational risk. Upon renewal of a GSA lease, base rent typically is reset based on a number of factors at the time of renewal, including inflation and the replacement cost of the building, that we generally expect will increase over the life of the lease.

GSA-leased properties generally provide attractive investment opportunities but require specialized knowledge and expertise. Each U.S. Government agency has its own customs, procedures, culture, needs and mission, which results in different requirements for its leased space. Furthermore, the GSA-leased sector is highly fragmented with a significant amount of non-institutional owners. Moreover, while there are a number of national real estate brokers that hold themselves out as having GSA-leased property expertise, there are no national or regional clearing houses for GSA-leased properties. We believe this fragmentation can be ascribed particularly to the U.S. Government’s – including GSA’s – procurement policies, including policies of preference for small, female and minority owned businesses. Long-term relationships and specialized institutional knowledge regarding the agencies, their space needs and the hierarchy and importance of a property to its tenant agency are crucial to understanding which agencies and properties present the greatest likelihood of long-term agency occupancy, and, therefore, to identifying and acquiring attractive GSA-leased properties. Our portfolio is diversified among occupying agencies, including a number of the largest and most essential agencies, such as the Drug Enforcement Administration, the Federal Bureau of Investigation, the Social Security Administration and the Department of Veterans Affairs.

We operate as an umbrella partnership REIT (“UPREIT”), which means that we conduct substantially all of our business through our Operating Partnership for which we serve as the general partner. Our GSA-leased properties are owned through single-purpose entities, 17 of which are wholly owned by our Operating Partnership and three of which are consolidated variable interest entities based upon management’s determination that the Operating Partnership has a variable interest in the entities and is the primary beneficiary. While we focus on investments in GSA Properties, in the future we also may invest in state and local government, mission critical single tenant properties or properties previously (but not exclusively) leased to the United States, the GSA or one or more occupying agencies.

We believe in the long-term there will be a consistent flow of GSA Properties that meet our target investment criteria for purposes of acquisition, leasing and managing, which we expect will enable us to continue our platform into the foreseeable future. We acquire GSA Properties with sizes ranging from 5,000 to 50,000 rentable square feet, and in their listed lease term after construction or improvement to post-9/11 standards throughout the United States. We do not anticipate making acquisitions outside of the United States or its territories.

We primarily make direct acquisitions of GSA Properties, but we may also invest in GSA Properties through indirect investments, such as joint ventures, and whereby we may own less than a 100% of the beneficial interest therein; provided, that in such event, we will acquire at least 50 percent of the outstanding voting securities in the investment, or otherwise comply with SEC staff guidance regarding majority-owned subsidiaries so that the investment meets the definition of “majority-owned subsidiary” under the Investment Company Act of 1940, as amended.

Our Competitive Strengths and Strategic Opportunities

We believe that we will benefit from the alignment of the following competitive strengths and strategic opportunities:

High Quality Portfolio Leased to Mission-Critical U.S. Government Agencies

●
We own a portfolio of 20 GSA Properties, comprised of 16 GSA Properties we own in fee simple, one GSA Property we own subject to a ground lease and three GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership included for federal income tax purposes, each of which is leased to the United States. As of the date of this annual report on Form 1-K, based upon net operating income, the weighted average age of the properties in our portfolio was approximately 8.6 years1, and the weighted average remaining lease term is approximately 9.3 years if none of the early termination rights are exercised and 5.7 years, if all of the early termination rights are exercised.

●
All of our GSA Properties are occupied by agencies that serve mission-critical or citizen service functions.

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Our GSA Properties generally meet our investment criteria, which target GSA Properties with sizes ranging between 5,000 to 50,000 rentable square feet and in their first term after construction or improvement to post-9/11 standards.

Credit Quality of Tenant

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Leases are full faith and credit obligations of the United States and, as such, are not subject to the risk of annual appropriations.

●
Leases typically include inflation-adjusted rent increases for certain property operating costs, which the Company believes will mitigate expense variability.

1
The weighted-average age of the properties in our portfolio is based on the later of (i) the date upon which the property was built or (ii) the date upon which the property was fully renovated

Investment Strategy

We believe there is a significant opportunity to acquire and build a portfolio consisting of high-quality GSA Properties at attractive risk-adjusted returns. We seek primarily to acquire “citizen service” GSA Properties, or GSA Properties that are “mission critical” to an agency’s function. Further, we primarily target GSA Properties with sizes ranging from 5,000 to 50,000 rentable square feet, and in their first term after construction or to post-9/11 standards.

We believe the subset of GSA Properties on which we focus is highly fragmented and often overlooked by larger investors, which can provide opportunities for us to buy at more attractive pricing compared to other properties within the asset class. We also believe selection based on agency function, building use and location will help to mitigate risk of non-renewal. While we intend to focus on this subset of GSA Properties, we are not limited in the properties in which we may invest. We have the flexibility to expand our investment focus as market conditions may dictate, subject to broad investment policies adopted by our board of directors, as may be amended by the board of directors from time to time.

Description of Our Properties

The following table presents an overview of our properties as of December 31, 2019.

Property	Current Occupant	Rentable Sq. Ft (RSF)	% of Portfolio 1	% Leased	Early Termination 2	Expiration Date	Effective Annual Rent	Effective Annual Rent per RSF	Effective Annual Rent % of Portfolio
Our Portfolio
Port Saint Lucie, Florida	DEA	24,858	6.4%	100%	5/31/2022	5/31/2027	$574,875	$23.13	4.7%
Jonesboro, Arkansas	SSA	16,439	4.2%	100%	1/11/2022	1/11/2027	$623,145	$37.91	5.1%
Lorain, Ohio	SSA	11,607	3.0%	100%	3/31/2021	3/31/2024	$445,892	$38.42	3.6%
Cape Canaveral, Florida	CBP	14,704	3.8%	100%	7/15/2022	7/15/2027	$673,653	$45.81	5.5%
Johnson City, Tennessee	FBI	10,115	2.6%	100%	8/20/2022	8/20/2027	$396,781	$39.23	3.2%
Fort Smith, Arkansas	CIS	13,816	3.5%	100%	10/30/2024	10/30/2029	$427,275	$30.93	3.5%
Silt, Colorado	BLM	18,813	4.8%	100%	9/30/2024	9/30/2029	$388,380	$20.64	3.1%
Lakewood, Colorado	DOT	19,241	4.9%	100%	No Early Termination	6/20/2024	$466,253	$24.23	3.8%
Moore, Oklahoma	SSA	15,445	3.9%	100%	4/9/2022	4/9/2027	$530,659	$34.36	4.3%
Lawton, Oklahoma	SSA	9,298	2.4%	100%	8/16/2020	8/16/2025	$285,044	$30.66	2.3%
Norfolk, Virginia	SSA	53,917	13.8%	100%	No Early Termination	6/26/2027	$1,314,322	$24.38	10.7%
Montgomery, Alabama	CIS	21,420	5.5%	76%	12/8/2026	12/8/2031	$578,848	$27.02	4.7%
San Antonio, Texas	ICE	38,756	9.9%	100%	4/30/2022	4/30/2027	$1,093,819	$28.22	8.9%
Knoxville, Iowa	VA	12,833	3.3%	100%	No Early Termination	1/11/2032	$687,427	$53.57	5.6%
Champaign, Illinois	FBI	11,180	2.9%	100%	4/12/2028	4/12/2033	$371,323	$33.21	3.0%
Sarasota, Florida	USDA	28,210	7.2%	100%	7/19/2028	7/19/2038	$919,223	$32.59	7.5%
Monroe, Louisiana	VA	21,124	5.4%	100%	No Early Termination	9/30/2023	$744,471	$35.24	6.1%
Ft. Lauderdale, Florida	ICE	16,000	4.1%	100%	4/9/2028	4/9/2033	$702,936	$43.93	5.7%
Lawrence, Kansas	USGS	16,000	4.1%	100%	No Early Termination	2/28/2033	$595,522	$37.22	4.8%
Oklahoma City, Oklahoma	ICE	16,991	4.3%	100%	12/27/2028	12/27/2033	$483,642	$28.46	3.9%

Total - Our Portfolio		390,767	100.00%	100%			$12,303,491	$31.49	100.00%

1
By rentable square footage.
2
The early termination date, if any, for each lease generally represents the commencement of the time period during which our tenant may exercise its right to terminate the lease, in whole or in part, at any time effective on or after such date by providing us with sufficient prior written notice.  The prior written notice required for early termination under each lease ranges from 60 to 180 days. If our tenant exercises its early termination rights with respect to any lease, we cannot guarantee that we will be able to re-lease the premises on comparable terms, if at all. The lease expiration date is the date the applicable lease will terminate if the early termination is not exercise or if no early termination right exists. As of December 31, 2019, the weighted average remaining lease term of our portfolio and pipeline is 9.3 years if none of the early termination rights are exercised and 5.7 years if all of the early termination rights are exercised.

Recent Recapitalization Transaction

On March 19, 2019, we consummated a recapitalization transaction (the “Recapitalization Transaction”) with Hale Partnership Capital Management, LLC (“Hale”) and certain affiliated investors (each, an “Investor” and collectively, the “Investors”), pursuant to which (i) certain of such Investors provided a $10,500,000 mezzanine loan to us through our Operating Partnership, (ii) certain of such Investors purchased 1,050,000 shares of our 10.00% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”) and (iii) an Investor purchased 300,000 shares of our newly issued common stock (the “Common Stock”). Additional description of the Recapitalization Transaction can be found on our Current Report on Form 1-U located at: https://www.sec.gov/Archives/edgar/data/1670010/000165495419002955/hcgrt_1u.htm.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a real estate investment trust, or REIT, formed to grow our business of acquiring, developing, financing, owning and managing build-to-suit or improved-to-suit, single-tenant properties leased primarily to the United States of America and administered by the GSA or directly by the federal government agencies or departments occupying such properties (referred to as “GSA Properties”). We invest primarily in GSA Properties in sizes that range from 5,000 to 50,000 rentable square feet that are in their first term after construction or improvement to post-9/11 standards. We further emphasize GSA Properties that fulfill mission critical or direct citizen service functions.  Leases associated with the GSA Properties in which our company invests are full faith and credit obligations of the United States of America. We intend to grow our portfolio primarily through acquisitions of single-tenanted, federal government-leased properties in such markets; although, at some point in the future we may elect to develop, or joint venture with others in the development of, competitively bid, built-to-suit, single-tenant, federal government-leased properties, or buy facilities that are leased to credit-worthy state or municipal tenants.

As of December 31, 2019, the Company owned 20 GSA Properties, comprised of 16 GSA Properties that we own in fee simple, one GSA Property that we own subject to a ground lease and three GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes, each of which is leased to the United States. Our portfolio of GSA Properties, or our portfolio, contains approximately 390,767 rentable square feet located in 13 states. As of December 31, 2019, our portfolio properties are 100% leased to the United States of America and occupied by 11 different federal government agencies. Based on net operating income of each property, our portfolio has a weighted average remaining lease term of 9.3 years if none of the early termination rights are exercised and 5.7 years if the early termination right are exercised.

Our Operating Partnership, through wholly-owned special purpose entities or SPEs, holds substantially all of our assets and conducts substantially all of our business. As of December 31, 2019, we owned approximately 54.7% of the aggregate common limited partnership interests in our Operating Partnership, or common units. We also own all of the preferred limited partnership interests in our Operating Partnership. We were formed in 2016 as a Maryland corporation and we have elected to be taxed as a REIT for federal income tax purposes commencing with our fiscal year ended December 31, 2017.

Our Predecessor

The term, “our predecessor”, refers to Holmwood and its three remaining consolidated, single purpose, wholly owned subsidiaries. Each such remaining subsidiary holds the fee interest in a GSA Property, the rights to the profits from, the leases for, any distributed cash flow from, and all of the benefits and burdens of ownership, including for federal income tax purposes, of which were contributed to our Operating Partnership by Holmwood on May 26, 2017.

Operating Results

For the year ended December 31, 2019

At December 31, 2019, we owned 17 properties and all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes for three other properties. Our portfolio comprises 390,767 rentable square feet located in 13 states and is 100% leased to the United States and either administered by the GSA or occupying department or agency.

During the year ended December 31, 2019, we earned revenues of $10,788,099 and incurred operating costs of $3,356,328, excluding asset management fees, depreciation and amortization and corporate expenses. Our net operating income for the period was $7,431,771; and, after deducting asset management fees of $485,813, corporate expenses of $3,649,756, depreciation and amortization of $4,046,413, interest expense of $5,045,639, loss on extinguishment of debt of $966,200, management termination fees of $1,900,002 and the recognition of a gain on involuntary conversion of $192,717, the Company’s net loss was $8,469,335 for the year ended December 31, 2019. Our net loss attributed to our common shareholders was $7,611,041 after allocating $2,020,305 of the Company’s net loss to the noncontrolling interest in our Operating Partnership and after deducting preferred stock dividends of $1,162,011. In connection with the Recapitalization Transaction, we incurred certain one-time expenses totaling $1,655,631 primarily for legal and professional services and make-whole premium on certain notes payable that were paid off at closing. During the year ended December 31, 2019, we recognized $584,553 to write-off debt issuance costs associated with the early repayment of certain mortgages and $1,900,002 of management termination fees comprised of (1) fees associated with the termination of certain property management agreements and (2) estimated fees expected to be paid to HCA in connection with the non-renewal of our asset management agreement, which formally terminated effective March 31, 2020. Excluding the impact of these one-time expenses, our net loss was $4,329,149 for the year ended December 31, 2019 and our net loss attributed to our common shareholders was $3,470,855.

For the year ended December 31, 2018

At December 31, 2018, we owned 13 properties and all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes for three other properties. The portfolio contained 320,652 rentable square feet located in 11 states and was 100% leased to the United States and either administered by the GSA or occupying department or agency.

During the year ended December 31, 2018, we earned revenues of $8,431,607 and incurred operating costs, excluding asset management fees, depreciation and amortization and corporate expenses, of $2,622,000. Our net operating income for the period was $5,809,607; and, after deducting asset management fees of $328,053, corporate expenses of $1,010,866, depreciation and amortization of $3,102,762, interest expense of $3,529,982 and after the recognition of a gain on an asset disposition of $57,530, the Company’s net loss was $2,104,526 for the year ended December 31, 2018. Our net loss attributed to our common shareholders was $1,787,497 after allocating $569,904 of the Company’s net loss to the noncontrolling interest in our Operating Partnership and after deducting preferred stock dividends of $252,875.

Calculating Net Operating Income

We believe that our net operating income, or NOI, a non-GAAP measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, interest expense, and asset management fees. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to the NOI of other REITs. We believe that NOI as we calculate it, provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis, because NOI more meaningfully reflects the core operations of our properties as well as their performance by excluding items not related to property operating performance and by capturing trends in property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

The following table reflects a reconciliation of NOI to net income (loss) as computed in accordance with GAAP for the periods presented.

	For the year ended December 31,
	2019	2018

Revenues	$10,788,099	$8,431,607
Less:
Operating expenses	3,087,487	2,397,348
Property management fee	268,841	224,652
Total expenses	3,356,328	2,622,000

Net operating income	7,431,771	5,809,607
Less:
Asset management fee	485,813	328,053
Corporate expenses	3,649,756	1,010,866
Depreciation and amortization	4,046,413	3,102,762
Interest expense	5,045,639	3,529,982
Loss on extinguishment of debt	966,200	-
Management termination fees	1,900,002	-
Gain on involuntary conversion	(192,717)	-
Gain on asset disposition	-	(57,530)
Net loss	(8,469,335)	(2,104,526)
Less: Net loss attributable to noncontrolling interest	(2,020,305)	(569,904)
Net loss attributed to HC Gov Realty Trust, Inc.	(6,449,030)	(1,534,622)
Less: Preferred stock dividends	(1,162,011)	(252,875)
Net loss attributed to HC Gov Realty Trust, Inc. available to common shareholders	$(7,611,041)	$(1,787,497)

Liquidity and Capital Resources

Our business model is intended to drive growth through acquisitions. Our Recapitalization Transaction and KeyBank Transaction (as defined below) provided us with liquidity through both debt and equity investments. This allowed us to refinance our existing debt and provided us with additional capital to continue pursuing our acquisition strategies. In addition, access to the capital markets is an important factor for our continued success . In November 2019, our securities offering pursuant to Regulation A (the “Offering”) expired and we did not file a post-qualification amendment to extend the Offering. While we have currently elected to not continue to issue equity under Regulation A, we expect to continue to issue equity in our company with proceeds being used to acquire GSA Properties or buy facilities that are leased to credit-worthy state or municipal tenants. As of December 31, 2019, we had approximately $3,436,577 available in cash and cash equivalents.

Liquidity General

Our need for liquidity will be primarily to fund (i) operating expenses and cash dividends and distributions; (ii) property acquisitions; (iii) capital expenditures; (iv) payment of principal of, and interest on, outstanding indebtedness; and (v) other investments, consistent with our Investment Guidelines and Investment Policies.

Capital Resources

Our capital resources are substantially related to our recent Recapitalization Transaction and KeyBank Transaction (as defined below). In connection with the Recapitalization Transaction, we received $10,500,000 in mezzanine debt, $10,500,000 through the issuance of our Series B Preferred Stock and $3,000,000 through the issuance of our common stock. This capital was primarily used to pay off existing debt, including accrued interest, in the aggregate amount of $20,139,316 comprised of $9,708,581 to pay off various debt affiliated with our former directors and officers or their affiliates, $1,439,557 of unsecured promissory notes payable to accredited investors, and $8,991,178 to pay off a loan cross-collateralized by four of our properties. The remaining $3,860,684 received from the Recapitalization Transaction was used to pay transaction-related expenses and past due accounts payable, with the balance reserved for general working capital purposes including pursuing and making acquisitions.

The Recapitalization Transaction permitted the issuance of up to an additional $10,000,000 of Series B Preferred Stock and the borrowing of up to an additional $10,000,000 of mezzanine debt, which was later increased in October 2019 to an additional $13,500,000 of mezzanine debt in the aggregate. In May 2019, we issued an additional $1,300,000 of Series B Preferred Stock and borrowed an additional $1,300,000 in mezzanine debt to partially finance our acquisition of our Portfolio Property in Monroe, Louisiana. In June 2019, we borrowed an additional $2,000,000 of mezzanine debt to partially refinance the mortgage debt on our Portfolio Property in San Antonio, Texas. In October 2019, we borrowed an additional $7,000,000 of mezzanine debt to partially finance our acquisition of our Portfolio Properties in Ft. Lauderdale, Florida, Lawrence, Kansas and Oklahoma City, Oklahoma. As of December 31, 2019, we had approximately $8,700,000 in authorized but unissued shares of Series B Preferred Stock and $3,200,00 of mezzanine debt available.

In October 2019, we also entered into a senior secured revolving credit facility with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent, in connection with which we obtained commitments in an initial amount of $60,000,000 (the “KeyBank Transaction”) and borrowed an initial principal amount of $60,000,000 in order to refinance certain existing indebtedness and to partially finance our acquisition of our Portfolio Properties in Ft. Lauderdale, Florida, Lawrence, Kansas and Oklahoma City, Oklahoma. In December 2019, the senior secured revolving credit facility was increased to provide total availability of up to $100,000,000, subject to customary terms and availability conditions. The senior secured revolving credit facility includes an accordion feature that will permit the Company to further increase the amount of commitments available to the Company, up to $200,000,000, subject to customary terms and conditions. The Company intends to use the senior secured revolving credit facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

As of December 31, 2019, we had approximately $39,050,000 committed and undrawn under our senior secured revolving credit facility.

Trend Information

Our Company, through our Operating Partnership is engaged primarily in the acquisition, leasing and management of single-tenanted, mission critical or customer facing properties, leased to the United States of America throughout the country. As full faith and credit obligations of the United States these leases offer risk-adjusted returns that are attractive, inasmuch as there continues to be no appreciable yield of comparable credit quality in the marketplace.

Prior to our Recapitalization Transaction, our Company had been capital constrained, which affected liquidity adversely from an operating perspective and the ability of our Company to manage several viable acquisition opportunities at the same time. We believe the Recapitalization Transaction enabled management to accelerate its acquisition plans and provided much needed liquidity to our Company during 2019. While there can be no assurance, we believe our senior secured revolving credit facility will support our Company’s growth strategy, provide liquidity to recruit and retain qualified personnel, and enhance purchasing power for goods and services in connection with the operation of our properties.

 Item 3. Directors and Officers

The individuals listed below are our executive officers and directors. The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our directors and the executive officers:

Name	Position	Age	Term of Office
Steven A. Hale II	Chairman and Chief Executive Officer	36	March 2019
Jacqlyn Piscetelli	Chief Financial Officer, Treasurer and Secretary	36	March 2019
Brad G. Garner	Director	37	March 2019
Matthew A. Hultquist	Director	41	March 2019
Jeffrey S. Stewart	Director	53	March 2019
Anthony J. Sciacca, Jr.	Director	49	September 2019

Steven A. Hale II. Mr. Hale has managed the Hale Partnership Fund LP, MGEN-II Hale Fund LP, Clark-Hale Fund LP, and Hale Medical Office Building Fund, LP, via Hale Partnership Capital Management, LLC, since September 2010. In November 2017, Mr. Hale was named Chairman of the Board for Stanley Furniture Company, Inc. (since renamed HG Holdings, Inc.). He has served as Chief Executive Officer of HG Holdings, Inc. since March 2018. Prior to founding Hale Partnership Capital Management, LLC, Mr. Hale worked for Babson Capital Management, LLC where he was responsible for primary coverage of distressed debt investments across a variety of industries including manufacturing commercial real estate, services, and casinos/gaming. Prior to joining Babson, Mr. Hale was a Leveraged Finance Analyst at Bank of America Securities. Mr. Hale graduated from Wake Forest University in 2005, where majored in economics, minored in psychology and religion, and was a 3-year letterman on the varsity football team.

Jacqlyn Piscetelli. Ms. Piscetelli served as Chief Financial Officer of Stanley Furniture Company, LLC (“Stanley Furniture”) from March 2018 until January 2019 where she directed all finance and accounting operations. Prior to joining Stanley Furniture, Ms. Piscetelli served as the Financial Executive – Governance for the Financial Management group at BB&T Corporation (“BB&T”) from 2016 to 2018 where she managed BB&T’s Sarbanes-Oxley Section 302 and 404 compliance programs. From 2013 to 2016, Ms. Piscetelli worked in BB&T’s Accounting Policy group where she was primarily responsible for monitoring the issuance of new accounting pronouncements and evaluating their impact on the financial institution. Ms. Piscetelli spent over 7 years in public accounting at Ernst & Young LLP (“EY”) in their Assurance practice. At EY, she served both public and private clients with domestic and foreign operations across a variety of industries including manufacturing and distribution, automotive, retail and financial services. Ms. Piscetelli graduated from Wake Forest University in 2006 with a B.S. and M.S. in Accountancy.

Brad G. Garner. Mr. Garner joined Hale Partnership Capital Management, LLC in 2015 as Chief Financial Officer and Partner. In April 2018, Mr. Garner was named Chief Financial Officer of HG Holdings, Inc. (formerly Stanley Furniture Company, Inc.). Mr. Garner leads Real Estate efforts and private equity investments for the Hale entities. He has also served as Chief Financial Officer of Best Bar Ever, Inc., a protein bar business from 2015-2017. Mr. Garner assisted in raising and structuring a capital investment and successful exit to a strategic partner while overseeing all financial reporting functions during a two-year time horizon. Prior to taking on that role, he spent 10 years in public accounting at Dixon Hughes Goodman LLP (“DHG”), the largest public accounting firm headquartered in the Southeast, as a Senior Tax Manager. At DHG, he served domestic closely held companies (specifically pass-through entities) and individuals. These clients represented a variety of industries including manufacturing and distribution, construction and real estate, and financial institutions. Mr. Garner earned B.S and M.S in Accounting from Wake Forest.

Matthew A. Hultquist. Mr. Hultquist has served as the Managing Member of Hillandale Advisors, a private investment and advisory firm that works with private businesses and their owners on strategic growth since January 2017. In June 2018, Matthew joined the Board of Directors of HG Holdings, Inc. (formerly Stanley Furniture Company, Inc.). From 2006 to 2016, Matt served on the investment team as Sasco Capital, Inc., a public equity asset management firm overseeing $4 billion + of assets for public funds, corporations and endowments. Sasco Capital invested in mid to large capitalization public companies across most industries, with jewel businesses, that are undergoing corporate restructuring, transformation, or management change. Matt earned B.S in Finance from Wake Forest University and M.B.A from Columbia Business School.

Jeffrey S. Stewart. Mr. Stewart has been the Chairman of the Foursquare Foundation Investment Committee since 2008. Mr. Stewart also currently sits on Morgan Stanley’s North Haven Credit Advisory Board. Mr. Stewart is a highly experienced portfolio manager with 24 years of experience investing and researching debt and equity, including equity research at IJL and fixed income at First Union, and portfolio management at Babson Capital Management, LLC. Jeff started his career as a United States Marine in 1985. Three time meritoriously promoted, he was awarded a NROTC scholarship in 1988 and attended UNC Chapel Hill, where he received a BSBA with a concentration in finance and a minor in history with distinction.

Anthony J. Sciacca, Jr. Mr. Sciacca serves as Head of Global Alternative Investments at Barings Real Estate Advisers LLC and Babson Capital Management LLC, Investment Arm. Mr. Sciacca is responsible for overseeing the group's investment activities across private equity, asset-based investments, and real assets. He serves as the Head of Barings Alternative Investments at Barings LLC. Previously, he served as a Managing Director, Head of Babson Capital Strategic Investors and Head of Global Business Development Group at the firm. In this capacity, he drove business development initiatives across Babson's investment strategies from fixed income to alternative asset markets and oversaw the management of Babson's institutional and retail relationships globally. He joined the firm in 2006. He also leads the middle-market bank loan business at the firm's U.S. bank loan team. Mr. Sciacca is also a member of the firm's Senior Management Team and the President of Babson Capital Securities. He was a Managing Director and the Head of Structured Credit Origination for the collateralized loan obligation and corporate collateralized debt obligation businesses at Wachovia Securities. Mr. Sciacca was employed at Wachovia Securities from April 2002 to April 2006. Before that, he was a Managing Director at Bear, Stearns & Co. where he was a structured credit market specialist. Mr. Sciacca was an Associate Director at Bank of America from October 1996 to September 2000. He served as a Consultant at Accenture from September 1993 till October 1996. He also worked in middle market senior lending as well as financial services consulting with Accenture. Mr. Sciacca serves as a member of Board of Managers of Cornerstone Real Estate Advisors LLC. He has worked in the industry since 1993. Mr. Sciacca has several years of industry experience, encompassing private equity, middle market finance and structured credit. He received a B.S. degree in Applied Economics from Cornell University in 1993.

Executive Compensation

The following table summarizes compensation to our executive officers for the year ended December 31, 2019:

Name	Salary	Stock-Based Compensation	Total Compensation
Steven A. Hale II, Chief Executive Officer	$175,625	$225,000	$400,625
Jacqlyn Piscetelli, Chief Financial Officer	117,083	50,000	167,083

Director Compensation

In 2019, we granted $35,000 of shared-based compensation in the form of restricted shares of our common stock to each of our non-employee directors, which vests in September 2020.

A description of our 2016 Equity Incentive Plan is incorporated by reference herein from the post-qualification amendment to our Offering Statement on Form 1-A located at: https://www.sec.gov/Archives/edgar/data/1670010/000165495418012065/hcgov_1apos.htm under the caption “COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS— HC Government Realty Trust 2016 Long Term Incentive Plan.”

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the filing of this report, certain information regarding the beneficial ownership of our stock for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding shares of any class of voting stock and (2) each of our directors and named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding shares of any class of voting stock. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, our shares of common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Stock	All Executive Officers and Directors1	31,424 Shares	N/A	2.2%
Common Stock	HG Holdings, Inc.2	300,000 Shares	N/A	20.9%
Series A Preferred Stock	Baker Hill Holding, LLC3	26,000 Shares	N/A	18.0%
Series B Preferred Stock	All Executive Officers and Directors1	730,000 Shares4	N/A	61.9%
Series B Preferred Stock	Hale Partnership Capital Management5, 6	730,000 Shares	N/A	61.9%
Series B Preferred Stock	HG Holdings, Inc.2	200,000 Shares	N/A	16.9%
Series B Preferred Stock	International Church of the Foursquare Gospel7	250,500 Shares	N/A	21.2%

1 The address of each beneficial owner is 390 S Liberty Street, Suite 100, Winston-Salem, NC 27101.
2 The address of HG Holdings, Inc. is 2115 E. 7th Street, Suite 101, Charlotte, NC 27804.
3 The address of Baker Hill Holding, LLC is 54 Phipps Lane, Plainview, NY 11803.
4 Includes the shares directed by Hale Partnership Capital Management (“HPCM”).
5 The address of HPCM is 3675 Marine Drive, Greenville, NC 27834.
6 HPCM serves as investment manager or adviser to commingled funds, group trusts and separate accounts (such investment companies, funds, trusts and accounts, collectively referred to as the “Funds”). In certain cases, HPCM may act as an adviser or sub-adviser to certain Funds. In its role as investment adviser, sub-adviser and/or manager, HPCM may possess voting and/or investment power over the securities of the Company owned by the Funds and may be deemed to be the beneficial owner of these shares. However, all securities reported on the table are owned by the Funds, and HPCM disclaim beneficial ownership of all of the shares shown.
7 The address of International Church of the Foursquare Gospel is 1910 W. Sunset Boulevard, Suite 200, Los Angeles, CA 90026.

 Item 5. Interest of Management and Others in Certain Transactions

The information included above under the caption “Item 1. Business—Recent Recapitalization Transaction” is hereby incorporated by reference into this Item 5. The information contained in the post-qualification amendment to our Offering Statement on Form 1-A located at: https://www.sec.gov/Archives/edgar/data/1670010/000165495418012065/hcgov_1apos.htm under the caption “INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS” is incorporated herein by reference.

The following information has changed since the date of our post-qualification amendment to our Offering Statement on Form 1-A:

Norfolk Interim Loans

On March 31, 2017, the Company borrowed $2,770,000 from Baker Hill Holdings LLC (“BH”) and $300,000 from Mr. Robert R. Kaplan. These loans were repaid in full in the aggregate amount of $3,070,000 with proceeds from our Recapitalization Transaction.

Additional Affiliated Loans and Advances

In July 2018, Messrs. Kaplan, Kaplan Jr., and Stanton, and BH, each advanced $60,000 to our Company to fund working capital and distributions. These advances were repaid during 2019.

In October 2018, BH made two unsecured loans to our Company in the amounts of $78,000 and $150,000 to fund distributions to our stockholders. These loans were repaid in full in the aggregate amount of $228,000 with proceeds from our Recapitalization Transaction.

Promissory Notes

On December 11, 2017, the Company borrowed $1,500,000 in aggregate principal amount pursuant to multiple unsecured promissory notes payable to accredited investors. With respect to these notes, $500,000 in principal amount was loaned by BH, and $250,000 was loaned by a member of the Company’s predecessor. These loans were repaid in full with proceeds from our Recapitalization Transaction.

BH Notes

On July 27, 2018, our Operating Partnership borrowed $1,700,000 from BH, pursuant to an unsecured promissory note. Also, on August 30, 2018, our Operating Partnership borrowed $800,000 from BH, pursuant to an unsecured promissory note. In addition, on October 12, 2018, our Operating Partnership borrowed $2,470,000 from BH, pursuant to an unsecured promissory note. The principal balance of these loans were repaid in full along with $356,697 of make whole premium with proceeds from our Recapitalization Transaction.

Real Estate Notes

On May 1, 2019, one of our single-purpose entities that is wholly-owned by our Operating Partnership borrowed $2,550,000 from the Hale Partnership Fund, L.P. to partially finance the acquisition of our GSA Property located in Monroe, Alabama. The unsecured loan bears a variable interest rate based on one-month LIBOR plus 225 basis points. This loan was fully repaid with proceeds from the KeyBank Transaction. The loan was not subject to any prepayment penalty.

On June 5, 2019, one of our single-purpose entities that is wholly-owned by our Operating Partnership borrowed $5,000,000 from the Hale Partnership Fund, L.P. to partially refinance the mortgage on our GSA Property located in San Antonio, Texas. The unsecured loan bears interest at a fixed rate of 5.50%. This loan was fully repaid with proceeds from the KeyBank Transaction. The loan was not subject to any prepayment penalty.

Predecessor Payables

Our Company had outstanding payables to our predecessor for various expenses paid on our behalf by our predecessor in the amount of $408,514. As of the date of this annual report, this amount remains outstanding.

Item 6. Other Information

None

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
HC Government Realty Trust, Inc.
Winston-Salem, North Carolina

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of HC Government Reality Trust, Inc. and subsidiaries (collectively, “the Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2019 and 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2016.

Richmond, VA
April 2, 2020

HC Government Realty Trust, Inc.
Consolidated Balance Sheets
December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
ASSETS
Investment in real estate, net	$96,972,845	$79,786,230
Cash and cash equivalents	3,436,577	1,444,172
Restricted cash	120,166	1,718,676
Rent and other tenant receivables, net	1,136,496	1,073,881
Leasehold intangibles, net	9,319,030	8,024,729
Deposits on properties under contract	-	224,069
Deferred financing, net	2,023,844	-
Prepaid expenses and other assets	188,058	235,005
Total Assets	$113,197,016	$92,506,762

LIABILTIES
Revolving credit facility	$60,950,000	$-
Mezzanine debt	20,800,000	-
Mortgages payable, net of unamortized debt costs	9,459,291	65,503,177
Notes payable - related party	-	9,518,000
Notes payable	-	1,180,000
Declared dividends and distributions	721,733	378,687
Accrued interest payable	267,366	417,141
Accounts payable	591,791	422,162
Accrued expenses	1,289,450	483,879
Accrued management termination fee	1,650,000	-
Deferred revenue	-	452,313
Tenant improvement obligation	1,201,661	1,224,923
Acquisition fee payable	556,739	505,239
Below-market leases, net	753,515	868,786
Related party payable, net	-	722,465
Total Liabilities	98,241,546	81,676,772

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 250,000,000 shares authorized and 1,324,500 and 144,500 shares issued and outstanding at December 31, 2019 and 2018, respectively)	1,324	144
Common stock ($0.001 par value, 750,000,000 shares authorized, 1,438,465 and 1,107,041 common shares issued and outstanding at December 31, 2019 and 2018, respectively)	1,438	1,107
Additional paid-in capital	24,463,133	11,314,818
Offering costs	(1,459,479)	(1,459,479)
Accumulated deficit	(9,324,626)	(2,875,596)
Accumulated dividends and distributions	(3,478,926)	(1,536,708)
Total Stockholders' Equity	10,202,864	5,444,286
Noncontrolling interest in operating partnership	4,752,606	5,385,704
Total Equity	14,955,470	10,829,990
Total Liabilities and Stockholders' Equity	$113,197,016	$92,506,762

The following table presents the assets and liabilities of the Company's three consolidated variable interest entities as of December 31, 2019 and 2018 which are included on the Consolidated Balance Sheets above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated variable interest entities. The liabilities in the table below include third-party liabilities of the consolidated variable interest entities only, and for which creditors or beneficial interest holders do not have recourse to the Company, and exclude intercompany balances that eliminate in consolidation.

ASSETS OF CONSOLIDATED VARIABLE INTEREST ENTITIES THAT CAN ONLY BE USED TO SETTLE THE OBLIGATIONS OF CONSOLIDATED VARIABLE INTEREST ENTITIES:

Buildings and improvements, net	$11,237,144	$11,627,603
Intangible assets, net	264,538	397,582
Prepaids and other assets	358,998	122,777
Total Assets	$11,860,680	$12,147,962

LIABILITIES OF CONSOLIDATED VARIABLE INTEREST ENTITIES FOR WHICH CREDITORS OR BENEFICIAL INTEREST HOLDERS DO NOT HAVE RECOURSE TO THE COMPANY.

Mortgages payable, net	$9,459,291	$9,633,590
Intangible liabilities, net	79,237	123,985
Accounts payable and accrued expenses	205,862	255,205
Total liabilities	$9,744,390	$10,012,780

The accompanying notes are an integral part of the consolidated financial statements

HC Government Realty Trust, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2019 and 2018

	For the years ended
	December 31, 2019	December 31, 2018
Revenues
Rental revenues	$10,441,958	$8,145,067
Real estate tax reimbursements and other revenues	346,141	286,540
Total revenues	10,788,099	8,431,607

Operating expenses
Depreciation and amortization	4,046,413	3,102,762
General and administrative - corporate	885,888	416,183
General and administrative - property	52,201	24,846
Ground leases	91,755	91,545
Insurance	172,129	100,359
Janitorial	498,423	389,552
Management fees	754,654	552,705
Management termination fees	1,900,002	-
Professional expenses	2,299,084	468,263
Real estate and other taxes	1,034,703	849,546
Repairs and maintenance	720,501	435,631
Equity-based compensation	492,654	193,119
Utilities	489,905	439,170
Total operating expenses	13,438,312	7,063,681

Other (income) expense
Interest expense	5,045,639	3,529,982
Loss on extinguishment of debt	966,200	-
Gain on involuntary conversion	(192,717)	-
Gain on sale of property	-	(57,530)
Net other (income) expense	5,819,122	3,472,452

Net loss	(8,469,335)	(2,104,526)
Less: Net loss attributable to noncontrolling interest in operating partnership	(2,020,305)	(569,904)
Net loss attributed to HC Government Realty Trust, Inc.	(6,449,030)	(1,534,622)
Preferred stock dividends	(1,162,011)	(252,875)
Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(7,611,041)	$(1,787,497)

Basic and diluted loss per share	$(5.64)	$(1.70)

Basic and diluted weighted-average common shares outstanding	1,348,958	1,048,495

The accompanying notes are an integral part of the consolidated financial statements

HC Government Realty Trust, Inc.
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2019 and 2018

	Preferred Series A		Preferred Series B		Common Stock		Additional			Cumulative Dividends	Total	Non-controlling Interest in
		Par		Par		Par	Paid-in	Offering	Accumulated	and	Stockholders'	Operating	Total
	Shares	Value	Shares	Par Value	Shares	Value	Capital	Costs	Deficit	Distributions	Equity	Partnership	Equity
Balance, December 31, 2017	144,500	$144	-	$-	895,307	$895	$8,948,713	$(1,459,479)	$(1,340,974)	$(690,963)	$5,458,336	$6,420,174	$11,878,510
Proceeds from issuing common shares, net of issuances costs	-	-	-	-	211,734	212	1,947,443	-	-	-	1,947,655	-	1,947,655
Issuance of OP Units in connection with property closing	-	-	-	-	-	-	-	-	-	-	-	400,000	400,000
Equity-based compensation - restricted stock	-	-	-	-	-	-	61,333	-	-	-	61,333	-	61,333
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	131,786	131,786
Dividends and distributions	-	-	-	-	-	-	-	-	-	(845,745)	(845,745)	(639,023)	(1,484,768)
Allocation of NCI in operating partnership	-	-	-	-	-	-	357,329	-	-	-	357,329	(357,329)	-
Net loss	-	-	-	-	-	-	-	-	(1,534,622)	-	(1,534,622)	(569,904)	(2,104,526)
Balance, December 31, 2018	144,500	$144	-	$-	1,107,041	$1,107	$11,314,818	$(1,459,479)	$(2,875,596)	$(1,536,708)	$5,444,286	$5,385,704	$10,829,990
Proceeds from issuing common shares, net of issuances costs	-	-	-	-	300,000	300	2,999,700	-	-	-	3,000,000	-	3,000,000
Proceeds from issuing preferred shares	-	-	1,180,000	1,180	-	-	11,798,820	-	-	-	11,800,000	-	11,800,000
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	-	-	144,499	144,499
Equity-based compensation - restricted stock	-	-	-	-	31,424	31	247,350	-	-	-	247,381	-	247,381
Dividends and distributions	-	-	-	-	-	-	-	-	-	(1,942,218)	(1,942,218)	(654,847)	(2,597,065)
Allocation of NCI in operating partnership	-	-	-	-	-	-	(1,897,555)	-	-	-	(1,897,555)	1,897,555	-
Net loss	-	-	-	-	-	-	-	-	(6,449,030)	-	(6,449,030)	(2,020,305)	(8,469,335)
Balance, December 31, 2019	144,500	$144	1,180,000	$1,180	1,438,465	$1,438	$24,463,133	$(1,459,479)	$(9,324,626)	$(3,478,926)	$10,202,864	$4,752,606	$14,955,470

The accompanying notes are an integral part of the consolidated financial statements

HC Government Realty Trust, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2019 and 2018

	For the years ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(8,469,335)	$(2,104,526)
Adjustments to reconcile net loss to net cash provided from (used in) operating activities:
Depreciation	3,074,466	2,385,819
Amortization of acquired lease-up costs	416,310	322,446
Amortization of in-place leases	555,637	394,497
Amortization of above/below-market leases, net	154,375	101,008
Amortization of debt issuance costs	864,927	243,223
Equity-based compensation - long-term incentive plan units	144,499	131,786
Equity-based compensation - restricted shares	247,381	61,333
Gain on disposition of property	-	(57,530)
Gain on involuntary conversion	(192,717)	-
Change in assets and liabilities
Rent and other tenant receivables, net	(62,615)	(316,129)
Prepaid expense and other assets	552,767	72,835
Deposits on properties under contract	224,069	(166,069)
Accrued interest payable	(149,775)	244,789
Accounts payable and other accrued expenses	(125,627)	272,335
Deferred revenue	-	452,313
Accrued management termination fee	1,650,000	-
Tenant improvement obligation	(23,262)	(90,443)
Related party payable, net	(73,951)	20,607
Net cash provided from (used in) operating activities	(1,212,851)	1,968,294

Cash flows from investing activities:
Capital improvements	(565,658)	(133,101)
Sale of property	-	98,879
Real estate acquisitions and deposits	(22,492,920)	(22,858,488)
Net cash used in investing activities	(23,058,578)	(22,892,710)

Cash flows from financing activities:
Debt issuance costs	(2,216,921)	(345,762)
Dividends paid	(2,254,019)	(1,450,923)
Proceeds from sale of common stock, net of issuance costs	3,000,000	1,947,655
Proceeds from sale of preferred stock	11,800,000	-
Borrowings under revolving credit facility	60,950,000	-
Mortgage proceeds	7,550,000	17,140,000
Mortgage principal payments	(64,265,736)	(1,107,967)
Proceeds from notes payable	20,934,000	100,000
Proceeds from notes payable - related party	-	5,622,000
Proceeds from advances - related party	-	765,000
Notes principal repayments	(1,314,000)	(99,610)
Notes principal repayments - related party	(9,518,000)	(330,000)
Advances repayments - related party	-	(525,000)
Net cash provided from financing activities	24,665,324	21,715,393

Net increase in Cash and cash equivalents and Restricted cash	393,895	790,977
Cash and cash equivalents and Restricted cash, beginning of period	3,162,848	2,371,871
Cash and cash equivalents and Restricted cash, end of period	$3,556,743	$3,162,848

Supplemental cash flow information:
Cash paid for interest	$4,439,279	$2,104,206
Cash paid for income taxes	$-	$-
Non cash investing and financing activities:
Capitalized acquisition fees	$51,500	$230,894
Accrued interest added to note payable - related party	$-	$76,000
Common units issued in connection with property acquisition	$-	$400,000
Mortgage principal refinanced	$-	$6,781,386
Refinance costs added to mortgage	$-	$52,907

The accompanying notes are an integral part of the consolidated financial statements

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018

1.
Organization

HC Government Realty Trust, Inc. (the “REIT”), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, own and manage built-to-suit and improved-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration (“GSA Properties”). The REIT focuses primarily on GSA Properties within size ranges of 5,000 to 50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. Further, the REIT selects GSA Properties that fulfill mission critical or citizen service functions. Leases associated with GSA Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies, (collectively the “GSA”).

The REIT owns its properties through the REIT’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (“Operating Partnership”), and together with the REIT, (the “Company”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPEs”). As of December 31, 2019, the Company owned approximately 54.7% of the aggregate common limited partnership interests in our Operating Partnership, or common units, and all of the preferred limited partnership interests, preferred units.

The consolidated financial statements include the accounts of its Operating Partnership subsidiary and related SPEs and the accounts of the REIT. As of December 31, 2019, the financial statements reflect the operations of 20 GSA Properties representing 390,767 rentable square feet located in 13 states. The properties are 100% leased to the government of the United States of America and based on net operating income, have a weighted average remaining lease term as of December 31, 2019 of 9.3 years if none of the early termination rights are exercised and 5.7 years if all of the early termination rights are exercised. The Company operates as an UPREIT and has elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017.

2.
Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with principles generally accepted in the United States of America (“GAAP”) and include the accounts of the REIT, the Operating Partnership and 20 SPEs as of December 31, 2019. Of the SPEs, 17 are wholly-owned entities that are consolidated based upon the Company having a controlling financial interest, and three SPEs are consolidated variable interest entities based upon management’s determination that the Operating Partnership has a variable interest in the entities and is the primary beneficiary. Intercompany accounts and transactions are eliminated in consolidation. The results of operations of companies or assets acquired are included from the dates of acquisition.

These statements include all adjustments necessary for a fair presentation of the results of all periods reported herein. All such adjustments are of a normal recurring nature.

Use of Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash, Cash Equivalents and Restricted Cash - Cash and cash equivalents include all cash and liquid investments that mature three months or less from when they are purchased. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, and capital expenditures, as required by certain of the Company’s mortgage debt agreements. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the totals of the same such amounts presented in the Consolidated Statements of Cash Flows:

	December 31, 2019	December 31, 2018
Cash and cash equivalents	$3,436,577	$1,444,172
Restricted cash	120,166	1,718,676
Cash, cash equivalents and restricted cash	$3,556,743	$3,162,848

At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company maintains separate cash balances at the operating partnership and SPE level. At December 31, 2019, one account had $2,756,885 in excess of insured limits, all others were below the insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease - In accordance with the Financial Accounting Standards Board (“FASB”) guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land and buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments. Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancelable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancelable term of the lease. Amortization relating to above (below) market leases for the years ended December 31, 2019 and 2018 was $154,375 and $101,008, respectively, and was recorded as a reduction to rental revenues.

In-place leases are valued in consideration of the net rents earned that would have been foregone during an assumed lease-up period. Lease-up costs are valued based upon avoided brokerage fees. In-place leases and lease-up costs are amortized over the remaining non-cancelable term of the leases. The Company has not recognized any value attributable to customer relationships.

Management utilizes independent third parties to assist with the determination of fair value of the various tangible and intangible assets that are acquired. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-rata to each component of calculated value.

The cost of tenant improvements is capitalized and amortized over the non-cancelable term of each specific lease.

Maintenance and repair costs are expensed as incurred while costs incurred that extend the useful life of the real estate investment are capitalized.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over its estimated useful life. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	5 - 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Leases - The Company’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which normally is flat during the non-cancelable term of the lease. The minimum rent payment may include payments to pay for lessee requests for tenant improvements or to cover the cost for extra security. The tenant is required to pay increases in property taxes over the lease’s base year property taxes and an increase in operating costs based on the lease’s base year operating expenses multiplied by the annual percentage change in the consumer price index. Operating costs include repairs and maintenance, cleaning, utilities and other related costs. Generally, the leases provide the tenant with renewal options, subject to substantially the same terms and conditions of the non-cancelable term of the lease. The Company accounts for its leases using the operating method.

Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Leasehold intangibles are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent revenue over the term of the lease.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have experienced either a change or an event or circumstance warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For the year ended December 31, 2019 and 2018, the Company has not recorded any impairment charges.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company are presented as a reduction of shareholders’ equity within the Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders’ Equity. Organizational and offering costs represent expenses incurred in connection with the formation of the Company and the filing of the Company’s securities offering pursuant to Regulation A. As of December 31, 2019 and 2018, organizational and offering costs totaled $1,459,479.

Revenue Recognition - Revenue includes base rent due from tenants in accordance with the terms of its respective lease. The Company recognizes rental income on a straight-line basis over the non-cancellable term of the respective lease. Revenue also includes reimbursement income from the recovery of all or a portion of operating expenses and real estate taxes and are recognized in the same periods as the related expenses are incurred. For newly acquired properties, the Company begins to recognize rental income from leases concurrently with the date of the property closing. Revenue also includes the amortization or accretion of acquired above (below) market leases over the remaining non-cancelable term of the lease.

On January 1, 2019, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) using the modified retrospective method and applied it to all contracts that were not completed as of January 1, 2019. The new guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and replaced the existing revenue recognition guidance.  The adoption of Topic 606 did not have an impact on the Company’s historical financial statements as the majority of the Company’s revenue does not fall under the scope of this guidance.

Rents and Other Tenant Receivables net - Rents and other tenant receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit worthiness of the tenants, there were no allowances as of December 31, 2019 and 2018. The Company has a straight-line rent receivable of $3,000 as of December 31, 2019. There was no such receivable as of December 31, 2018.

Income Taxes – The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification beginning with its fiscal year ending December 31, 2017. In order to maintain this REIT status, the regulations require the Company to distribute at least 90% of its taxable income to shareholders and meet certain other asset and income tests, as well as other requirements. If the Company fails to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it fails to qualify. If the Company loses its REIT status it could not elect to be taxed as a REIT for five years unless the Company’s failure to qualify was due to reasonable cause and certain other conditions were satisfied.

Management analyzes its tax filing positions in the U.S. federal, state and local jurisdictions where it is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established along with an estimate for interest and penalty. Management has determined that there were no uncertain tax positions; and, accordingly, no associated interest and penalties were required to be accrued at December 31, 2019 and 2018.

Noncontrolling Interest - Noncontrolling interest represents the common units in the Company’s Operating Partnership not attributable to the Company. The noncontrolling interest is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s common equity. The noncontrolling interest ownership percentage is calculated by dividing the Operating Partnership common units not owned by the Company by the total Operating Partnership common units outstanding. The noncontrolling interest ownership percentage will change as additional common units are issued or as common units are exchanged for the Company’s common stock. Subsequent changes in the noncontrolling interest value are recorded to additional paid-in capital. Accordingly, the value of the noncontrolling interest is included in the equity section of the Consolidated Balance Sheets but presented separately from the Company’s equity. The Company’s noncontrolling interest was 45.3% and 51.8% at December 31, 2019 and 2018, respectively.

Deferred Costs – Deferred financing fees include costs incurred in obtaining debt. For debt other than a line-of credit arrangement, deferred financing fees are capitalized and presented as a direct reduction from the carrying amount of the associated debt liability within the Consolidated Balance Sheets. Deferred financing fees related to line-of-credit arrangements are capitalized and presented as an asset within the Consolidated Balance Sheets. Deferred financing fees are amortized through interest expense over the life of the respective loans on a basis which approximates the effective interest method for debt other than a line-of credit arrangement or straight-line over the contractual term of the arrangement for a line-of-credit arrangement. Any unamortized amounts upon early repayment of debt are written off in the period of repayment as a loss on extinguishment of debt.

Stock Based Compensation – The Company grants equity-based compensation awards to its officers, employees and non-employee directors in the form of restricted shares of common stock and long-term incentive plan units in the Operating Partnership (“LTIP units”). The Company recognizes compensation expense for non-vested restricted shares of common stock and LTIP units granted to officers, employees and non-employee directors on a straight-line basis over the requisite service and/or performance period based upon the fair market value of the shares on the date of grant, as adjusted for forfeitures.

Earnings (Loss) Per Share - Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares, if any, that would be issued assuming conversion of all potentially dilutive securities outstanding.

The following securities were not included in the computation of the Company’s diluted net loss per share as their effect would be anti-dilutive.

	As of December 31,
	2019	2018
Potentially dilutive securities outstanding
Convertible common units	1,118,416	1,118,416
Convertible long-term incentive plan units	72,215	72,215
Convertible preferred stock	2,079,246	433,500
Total potentially dilutive securities	3,269,877	1,624,131

Recently Adopted Accounting Pronouncements - In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements of Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” and most industry-specific guidance on revenue recognition throughout the ASC. The new standard is principles based and provides a five-step model to determine when and how revenue is recognized. The core principle of the new standard is that revenue should be recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also requires disclosure of qualitative and quantitative information surrounding the amount, nature, timing and uncertainty of revenues and cash flows arising from contracts with customers. The Company adopted the standard on January 1, 2019. The Company’s revenue is based on real estate leasing transactions which are not within the scope of the new standard. The adoption of ASU 2014-09 did not have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 is intended to improve cash flow statement classification guidance. The Company adopted this ASU on January 1, 2019 and applied the amendments using a retrospective transition method. The adoption of ASU 2016-15 did not have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash” to address the diversity in practice with respect to the classification and presentation of changes in restricted cash on the statement of cash flows. ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted this ASU on January 1, 2019 and applied the amendments using a retrospective transition method. The Company now reconciles both cash and cash equivalents and restricted cash in the accompanying Consolidated Statements of Cash Flows for all periods. For the year ended December 31, 2018, the effect of the change in accounting principle was an increase in cash provided from operating activities of $42,524 on the accompanying Consolidated Statements of Cash Flows.

The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Securities Act rule 405, Exchange Act Rule 12b-2 and Item 10(f) of Regulation S-K as amended September 13, 2017. This rule provides scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

Recent Accounting Pronouncements Not Yet Adopted - In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 is intended to improve financial reporting about leasing transactions.  The ASU will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the consolidated financial statements.  The leasing standard will be effective for the Company for the year ended December 31, 2021. Early adoption is permitted, and a modified retrospective approach must be applied. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements. See Note 13 Commitments and Contingencies for the Company’s operating leases.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.
Recapitalization Transaction

On March 19, 2019, the Company consummated a recapitalization transaction (the “Recapitalization Transaction”) with Hale Partnership Capital Management, LLC (“Hale”) and certain affiliated investors (each, an “Investor” and collectively, the “Investors”), pursuant to which (i) certain of such Investors have provided a $10,500,000 mezzanine loan to the Company through the Operating Partnership, (ii) certain of such Investors purchased 1,050,000 shares of the Company’s 10.00% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”) for proceeds of $10,500,000 and (iii) an Investor purchased 300,000 shares of the Company’s newly issued common stock (the “Common Stock”) for proceeds of $3,000,000.

The Company satisfied $10,698,000 of outstanding notes payable, $68,491 of accrued interest through March 19, 2019 and $381,647 of prepayment penalties on certain notes payable with proceeds from the Recapitalization Transaction. In addition, the Company satisfied four mortgages with an aggregate principal balance, net of escrows for property taxes and insurance, of $8,991,178.

Transaction costs of the Recapitalization Transaction totaled $1,273,984. Of the transaction costs, $252,100 was paid to the Company’s law firm where our former President is a partner and our former Secretary is employed.

4.
Variable Interest Entities

With respect to the three SPEs where Holmwood assigned to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow, management determined these SPEs to be variable interest entities (“VIE”) in which the Operating Partnership has a variable interest and that Holmwood equity holders lacked the characteristics of a controlling financial interest. The Company determined in accordance with ASC Topic 810 “Consolidation” to consolidate these SPEs.

A summary of the VIE’s assets and liabilities that are included within the Company’s Consolidated Balance Sheets at December 31, 2019 and 2018 is as follows:

Assets:	December 31, 2019	December 31, 2018
Buildings and improvements, net	$11,237,144	$11,627,603
Intangible assets, net	264,538	397,582
Prepaids and other assets	358,998	122,777
Total assets	$11,860,680	$12,147,962
Liabilities:
Mortages payable, net	$9,459,291	$9,633,590
Intangible liabilities, net	79,237	123,985
Accounts payable and accrued expenses	205,862	255,205
Total liabilities	$9,744,390	$10,012,780

Net identifiable assets	$2,116,290	$2,135,182

5.
Investment in Real Estate

The following is a summary of the Company’s investment in real estate, net as of December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Land	$10,092,020	$7,486,554
Buildings and improvements	83,785,235	69,150,056
Site improvements	1,463,473	1,116,653
Tenant improvements	8,611,754	5,962,007
	103,952,482	83,715,270
Accumulated depreciation	(6,979,637)	(3,929,040)
Investment in real estate, net	$96,972,845	$79,786,230

Depreciation expense for the years ended December 31, 2019 and 2018 was $3,074,466 and $2,385,819, respectively.

In March 2019, the Company experienced damage to the roof and HVAC at its property located in Moore, Oklahoma (“Moore Property”) due to hail and wind from storms. The Company maintains insurance that covers the repair or replacement of the Company’s assets that suffer loss or damage. The deductible under the Company’s insurance policy for this event was $5,000. In June 2019, the Company received approval of the claim from the insurance adjuster for the full replacement cost of the roof of $441,320. In July 2019, the Company received approval of the claim from the insurance adjuster for the full replacement cost of the HVAC of $64,500. The estimated net book value of the roof and the HVAC at the time of damage was $313,103. The Company received insurance proceeds, net of deductible, totaling $501,328 during 2019. The Company recognized $192,717 as a gain on involuntary conversion on the Consolidated Statements of Operations as it relates to this matter.

During the year ended December 31, 2019, the Company acquired four properties located in Monroe, Louisiana (“Monroe Property”), Ft. Lauderdale, Florida (“Ft. Lauderdale Property”), Lawrence, Kansas (“Lawrence Property”), and Oklahoma City, Oklahoma (“Oklahoma City Property”) with rentable square footage of 21,124, 16,000, 16,000 and 16,991, respectively. The Monroe Property was acquired with a lease in place with the United States of America with a remaining non-cancelable term of 4.4 years at the time of acquisition and was financed with a combination of Mezzanine Debt, the issuance of additional Series B Preferred Stock and an unsecured note. The Ft. Lauderdale Property, Lawrence Property and Oklahoma City Property were acquired with leases in place with the United States of America with remaining non-cancelable terms ranging from 8 to 13 years at the time of acquisition. These three properties were financed with a combination of borrowings under the Credit Facility and Mezzanine Debt. See Note 8 Debt regarding the Company’s Credit Facility and Mezzanine Debt. A summary of the allocated purchase price, based on estimated fair values is as follows:

	Monroe	Ft. Lauderdale	Lawrence	Oklahoma City
2019 Acquisition:	5/1/2019	10/22/2019	10/22/2019	10/22/2019	Total

Land	$805,635	$1,227,620	$359,280	$212,930	$2,605,465
Buildings and improvements	3,746,007	3,555,100	3,714,520	3,397,140	14,412,767
Tenant improvements	184,868	715,610	749,490	999,780	2,649,748
Site improvements	340,546	-	-	-	340,546
Acquired in-place leases	155,678	559,705	456,722	375,038	1,547,143
Acquired lease-up costs	97,299	275,669	214,916	229,866	817,750
Above market leases	-	-	-	229,380	229,380
Below market leases	(58,379)	-	-	-	(58,379)
Acquisition fees payable	(51,500)	-	-	-	(51,500)
	$5,220,154	$6,333,704	$5,494,928	$5,444,134	$22,492,920

In addition to the building and site improvements acquired in connection with the Monroe Property acquisition and the replacement of the roof and HVAC at the Moore Property, the Company capitalized building and site improvements with respect to its existing portfolio of $59,838 for the year ended December 31, 2019.

During the year ended December 31, 2018, the Company acquired three properties located in Knoxville, Iowa (“Knoxville Property”), Champaign, Illinois (“Champaign Property”), and Sarasota, Florida (“Sarasota Property”) with rentable square footage of 12,833, 11,180 and 28,210, respectively. The Knoxville Property and Champaign Property acquisitions were financed with a combination of operating cash, first mortgage loans and unsecured debt; and the Sarasota Property was financed with a combination of operating cash, first mortgage loan, unsecured debt and OP Units. All three properties were acquired with leases in place with the United States of America with remaining non-cancelable lease terms between 9 and 13 years at the time of acquisition.

Pursuant to a purchase and sale agreement dated April 27, 2017 (“the Agreement”) and further with respect to our Montgomery Property, the Company was obligated to pay additional purchase price (1) in the event the actual base year property taxes are less than the estimated base year property taxes used in the Agreement and (2) in the event the seller (i) procured an amendment to the existing GSA lease for additional space and (ii) paid for the development and construction of the additional space. Effective October 19, 2018, the Company completed the purchase of the additional space for approximately $1,419,000, including transaction related costs of approximately $14,200. The effect of the lease amendment was to increase rentable square feet by 5,384 and increase rental income approximately $125,000 per year. On December 3, 2018, the Company paid additional purchase price of $89,469 with respect to the base year tax adjustment.

A summary of the allocated purchase price, based on estimated fair values, for each acquired property and the additional purchase price paid with respect to the Montgomery Property in 2018 is as follows:

	Knoxville	Champaign	Sarasota	Montgomery
2018 Acquisitions:	7/27/2018	8/30/2018	10/15/2018	10/19/2018	Total

Land	$521,984	$149,320	$782,969	$-	$1,454,273
Buildings and improvements	4,840,784	1,472,576	8,907,758	1,217,766	16,438,884
Tenant improvements	213,179	704,810	286,238	56,166	1,260,393
Site improvements	583,103	45,544	366,972	-	995,619
Acquired In-place leases	561,078	231,651	640,536	102,586	1,535,851
Acquired lease-up costs	422,864	181,479	278,272	85,941	968,556
Above market leases	90,646	727,700	-	46,955	865,301
Below market leases	-	-	(29,493)	-	(29,493)
Acquisition fees payable	(71,500)	(34,450)	(110,000)	(14,944)	(230,894)
	$7,162,138	$3,478,630	$11,123,252	$1,494,470	$23,258,490

In addition to the building and site improvements acquired in connection with the 2018 property acquisitions, the Company capitalized building and site improvements with respect to its existing portfolio of $133,101 for the year ended December 31, 2018.

6.
Leasehold Intangibles, net

The following is a summary of the Company’s leasehold intangibles as of December 31, 2019 and 2018.

	December 31, 2019	December 31, 2018
Acquired in-place leases	$5,254,430	$3,707,286
Acquired lease-up costs	3,808,428	2,990,679
Acquired above-market leases	3,133,171	2,903,791
	12,196,029	9,601,756
Accumulated amortization	(2,876,999)	(1,577,027)
Leasehold intangibles, net	$9,319,030	$8,024,729

Amortization of in-place leases, lease-up costs and acquired above market leases was $1,299,972 and $980,412 for the years ended December 31, 2019 and 2018, respectively.

Future amortization of acquired in-place lease value, acquired lease-up costs and acquired above market leases as of December 31, 2019 is as follows:

Intangible
Lease
Year Ended	Costs
2020	$1,518,416
2021	1,465,130
2022	1,177,986
2023	1,018,412
2024	945,774
Thereafter	3,193,312
Total	$9,319,030

The weighted-average amortization period is approximately 13.8 years.

7.
Below-Market Leases, net

The Company’s intangible liabilities consist of acquired below-market leases. The following is a summary of the Company’s intangible liabilities as of December 31, 2019 and 2018.

	December 31, 2019	December 31, 2018
Acquired below-market leases	$1,241,418	$1,183,039
Accumulated amortization	(487,903)	(314,253)
Below-market leases, net	$753,515	$868,786

Amortization of below-market leases resulted in an increase in rental revenue of $173,650 and $162,461 for the years ended December 31, 2019 and 2018, respectively.

The future amortization of acquired below market leases as of December 31, 2018 is as follows:

Below
Market
Year Ended	Leases
2020	$195,937
2021	178,151
2022	137,401
2023	115,455
2024	68,267
Thereafter	58,304
Total	$753,515

The weighted-average amortization period is approximately 7.3 years.

8.
Debt

The following table summarizes the Company’s outstanding indebtedness as of December 31, 2019 and December 31, 2018:

			Principal Outstanding
Loan	Interest Rate	Maturity	December 31, 2019	December 31, 2018

Senior revolving credit facility:
Senior revolving credit facility	L + 225bps	October 2022	$60,950,000	$-
Total revolving credit facility			60,950,000	-

Mezzanine debt:
Mezzanine debt	14.0%	April 2023	20,800,000	-
Total mezzanine debt			20,800,000	-

Notes payable:
Related party
Unsecured note payable issued in March 2017	12.0%	May 2019	-	3,070,000
Unsecured note payable issued in December 2017	8.0%	May 2019	-	750,000
Unsecured note payable issued in April 2018	8.0%	May 2019	-	500,000
Unsecured note payable issued in July 2018	14.0%	July 2020	-	1,700,000
Unsecured note payable issued in August 2018	14.0%	August 2020	-	800,000
Unsecured note payable issued in October 2018	14.0%	October 2020	-	2,470,000
Unsecured notes payable issued in October 2018	11.4%	January 2020	-	228,000
Total related party notes payable			-	9,518,000
Third Party
Unsecured note payable issued in March 2017	12.0%	May 2019	-	330,000
Unsecured note payable issued in December 2017	8.0%	May 2019	-	750,000
Unsecured note payable issued in July 2018	8.0%	June 2021	-	100,000
Total third party notes payable			-	1,180,000
Total notes payable			-	10,698,000

Mortgage notes payable
Lorain, Ohio, Jonesboro, Arkansas and Port Saint Lucie, Florida	5.3%	August 2023	9,581,255	9,784,236
Ft Smith, Arkansas	3.9%	July 2019	-	2,303,808
Lawton, Oklahoma	3.9%	July 2019	-	1,396,390
Moore, Oklahoma	3.9%	July 2019	-	3,103,088
Lakewood, Colorado	3.9%	July 2019	-	2,294,405
Norfolk, VA	4.0%	August 2022	-	10,527,970
Montgomery, Alabama	4.0%	August 2022	-	3,417,355
Silt, Colorado	4.0%	August 2022	-	2,642,030
San Antonio, Texas	5.5%	June 2019	-	6,991,250
Cape Canaveral, Florida and Johnson City, Tennessee	4.4%	April 2020	-	6,760,504
Knoxville, Iowa	5.0%	August 2028	-	5,323,772
Champaign, Illinois	4.8%	September 2023	-	2,566,457
Sarasota, Florida	4.8%	July 2028	-	8,235,726
Montgomery, Alabama	4.6%	August 2022	-	950,000
Total mortgage notes payable			9,581,255	66,296,991
Less: Total unamortizd deferred financing fees			(121,964)	(793,814)
Total mortgage payable, net			9,459,291	65,503,177

Total debt			$91,209,291	$76,201,177

Revolving Credit Facility

In October 2019, the Company, through the Operating Partnership, entered into a senior secured revolving credit facility (“Credit Facility”) with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent, in connection with which the Operating Partnership obtained revolving loan commitments in an initial amount of $60,000,000, subject to customary terms and availability conditions. In December 2019, the senior secured revolving credit facility was increased to provide total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Operating Partnership to further increase the commitments available to the Operating Partnership up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

The Company and its subsidiaries that directly own properties included in the Credit Facility’s borrowing base are guarantors under the Credit Facility. The Credit Facility matures in October 2022 with a one-time option to extend the maturity date until October 2023, subject to certain conditions and the payment of an extension fee.

The Credit Facility bears interest at a base rate plus a range of 100 to 150 basis points or LIBOR plus a range of 200 to 250 basis points, each depending on the Company’s consolidated leverage ratio. In addition, the Company will pay an unused facility fee on the revolving commitments under the Credit Facility of 0.25% or 0.30% per annum based on the ratio of aggregate borrowings under the Credit Facility and the aggregate revolving commitments.

The Credit Facility also contains certain customary financial covenants, as follows: (i) the maximum ratio of consolidated total indebtedness to total asset value (each as defined in the agreement) may not exceed 60.0%, (ii) the minimum ratio of adjusted consolidated EBITDA to consolidated fixed charges (each as defined in the agreement) may not be less than 1.40 to 1.00 for the first 18 months following the closing date of the Credit Facility and not less than 1.50 to 1.00 thereafter, and (iii) the minimum consolidated tangible net worth (as defined in the agreement) may not be less than the sum of an amount equal to 85.0% of consolidated tangible net worth as of the closing date of the Credit Facility plus an amount equal to 85.0% of the aggregate net proceeds received from subsequent issuances of the Company’s stock after the closing date of the Credit Facility.

The Credit Facility also includes other customary covenants, including limits on the percentage of the Company’s total asset value that may be invested in unimproved land, unconsolidated joint ventures, redevelopment and development assets and loans, advances or extensions of credit and require that the Company obtain consent for mergers in which the Company is not the surviving entity. The Company’s dividends and distributions are not permitted to exceed 110% of funds from operations (as defined in the agreement) for the period commencing 12 months after the closing of the Credit Facility and are not permitted to exceed 95% of funds from operations thereafter. Further, the Company will not be permitted to pay any such dividends or make any such distributions if it does not maintain certain minimum liquidity requirements.

These financial and restrictive covenants may limit the investments the Company may make and the Company’s ability to make dividends and distributions. As of December 31, 2019, the Company is in compliance with all financial and restrictive covenants under the Credit Facility. The occurrence of an event of default under the Credit Facility could result in the termination of the commitments thereunder and in all loans and other obligations becoming immediately due and payable.

As of December 31, 2019, we had $60,950,000 outstanding and $39,050,000 committed and undrawn under the Credit Facility. The weighted average interest rate on the outstanding borrowings was 4.04%. As of December 31, 2019, the fair value of the Credit Facility approximates its carrying value.

The carrying amount of real estate that serves as collateral for the Credit Facility as of December 31, 2019 was $85,735,700.

Mezzanine Debt

In connection with the closing of the Recapitalization Transaction, on March 19, 2019, the Company, through the Operating Partnership, entered into a Loan Agreement (as amended, the “Loan Agreement”) pursuant to which certain of the Investors, as lenders (the “Lenders”) provided a $10,500,000 senior secured term loan to the Operating Partnership (the “Loan”), with an option to fund up to an additional $10,000,000 in term loans, subject to customary terms and conditions, pursuant to which all such debt will accrue interest and mature on the same terms (collectively, the “Mezzanine Debt”). The Loan Agreement was amended in October 2019 to increase the additional amount available to the Operating partnership to $13,500,000. The Mezzanine Debt is subordinate to the Credit Facility.

The Loan is not evidenced by a promissory note. However, pursuant to the Loan Agreement, promissory notes evidencing the Loan and/or the Mezzanine Debt may be issued in the future at the request of the Lenders.

The Mezzanine Debt accrues interest at a rate of fourteen percent (14%) per annum. Such interest is to be paid in monthly, interest-only cash payments payable in arrears at a rate of twelve percent (12%) per annum plus (i) a cash payment at a rate of two percent (2%) per annum, (ii) an increase in the principal of the Mezzanine Debt equal to two percent (2%) per annum or (iii) a combination of both (i) and (ii) above, which such combined amount will be equal to two percent (2%) per annum. The Operating Partnership is required to repay all outstanding principal and any accrued but unpaid interest on or before April 22, 2023. All outstanding principal and any accrued but unpaid interest shall become immediately due and payable upon certain events including, but not limited to, an initial public offering of the Company’s common stock.

Before October 2019, the Mezzanine Debt was secured by a security interest granted in favor of HCM Agency, LLC (the “Agent”), an affiliate of Hale and the collateral agent under the Loan Agreement, in the accounts receivable and other personal property of the Operating Partnership, the Company and its subsidiaries, including the Operating Partnership’s ownership interest in its subsidiaries. In October 2019, the Loan Agreement was amended to release and discharge the security interest held by the Agent and cause the Loan to become unsecured. The Company and Holmwood Portfolio Holdings, LLC, a limited partner in the Operating Partnership, also entered into customary guaranty agreements related to the payment by and performance of the Operating Partnership of its obligations under the Loan Agreement.

The Loan Agreement also includes customary representations, warranties, covenants and terms and conditions for transactions of this type and consistent with the Credit Facility. The occurrence of an event of default under the Loan Agreement could result in all loans and other obligations becoming immediately due and payable. The Company is in compliance with the Loan Agreement as of December 31, 2019.

On May 1, 2019, the Operating Partnership borrowed an additional $1,300,000 term loan under the Loan Agreement to partially finance the acquisition of the Monroe Property.

On June 5, 2019, the Operating Partnership borrowed an additional $2,000,000 term loan under the Loan Agreement in connection with the refinancing of the San Antonio mortgage notes payable that matured in June 2019.

In October 2019, the Operating Partnership borrowed an additional $7,000,000 term loan under the Loan Agreement to partially finance the acquisitions of the Ft. Lauderdale Property, the Lawrence Property, and the Oklahoma City Property.

As of December 31, 2019, we had $20,800,000 outstanding and $3,200,000 available under the Loan Agreement.

Notes Payable

2019 Activity

In May 2019, the Company entered into a $2,550,000 unsecured, interest only loan to partially fund the acquisition of the Monroe Property. The unsecured loan bears a variable interest rate based upon one-month LIBOR plus 225 basis points. The loan matures in May 2020. On October 22, 2019, this note was satisfied in full with proceeds from the Credit Facility. The loan was not subject to any prepayment penalty.

In June 2019, the Company entered into a $5,000,000 unsecured, interest only loan to partially refinance the mortgage on the San Antonio Property that matured in June 2019. The June 2019 unsecured loan bears interest at a fixed rate of 5.50%. The loan matures in June 2020. On October 22, 2019, this note was satisfied in full with proceeds from the Credit Facility. The loan was not subject to any prepayment penalty.

2018 Activity

On April 11, 2018, the Company borrowed $500,000 from a member of the Company’s predecessor in aggregate principal amount pursuant to a promissory note payable to fund the Company’s operations. The note is unsecured, requires monthly interest-only payments payable in arrears at an interest rate of 8% per annum and matures on May 1, 2019. On March 19, 2019, this note was satisfied in full in connection with the Recapitalization Transaction.

On July 24, 2018, the Company borrowed $100,000 in aggregate principal from an accredited investor to fund the Company’s operations. The note is unsecured, requires quarterly interest-only payments payable in arrears at an interest rate of 8% per annum, contains a make whole premium until July 24, 2019 and matures on June 30, 2021. On March 19, 2019, this note was satisfied in full in connection with the Recapitalization Transaction.

On July 27, 2018, the Company borrowed $1,700,000 in principal pursuant to a promissory note payable to partially finance the Knoxville Property. The note is unsecured, allows for (1) monthly interest-only payments payable in arrears at an interest rate of 14% per annum or (2) at the borrower’s option 6% interest may be paid monthly in arrears and 8% interest may be deferred until maturity, contains a make whole premium until June 30, 2019 and matures on July 31, 2020. The lender is an affiliate of a former director of the Company, HCA and the Company’s predecessor. On March 19, 2019, this note was satisfied in full in connection with the Recapitalization Transaction.

On August 30, 2018, the Company borrowed $800,000 in principal pursuant to a promissory note payable to partially finance the acquisition of the Champaign Property. The note is unsecured, allows for (1) monthly interest-only payments payable in arrears at an interest rate of 14% per annum or (2) at the borrower’s option 6% interest may be paid monthly in arrears and 8% interest may be deferred until maturity, contains a make whole premium until August 30, 2019 and matures on August 30, 2020. The lender is an affiliate of a former director of the Company, HCA and the Company’s predecessor. On March 19, 2019, this note was satisfied in full in connection with the Recapitalization Transaction.

On October 12, 2018, the Company borrowed $2,470,000 in principal pursuant to a promissory note payable to partially finance the acquisition of the Sarasota Property. The note is unsecured, allows for (1) monthly interest-only payments payable in arrears at an interest rate of 14% per annum or (2) at the borrower’s option 6% interest may be paid monthly in arrears and 8% interest may be deferred until maturity, contains a make whole premium until October 31, 2019 and matures on October 31, 2020. The lender is an affiliate of a former director of the Company, HCA and the Company’s predecessor. On March 19, 2019, this note was satisfied in full in connection with the Recapitalization Transaction.

On October 17, 2018 and October 22, 2018, the Company borrowed $78,000 and $150,000, respectively, in principal pursuant to two promissory notes payable. These notes are unsecured, allow for (1) monthly interest-only payments payable in arrears at an interest rate of 11.37% per annum or (2) at the borrower’s option up to 11.37% interest per annum may be deferred until maturity date, contain a make whole premium until maturity date and mature on January 17, 2020 and January 22, 2020, respectively. The lender is an affiliate of a former director of the Company, HCA and the Company’s predecessor. On March 19, 2019, this note was satisfied in full in connection with the Recapitalization Transaction.

In connection with the payoff of the notes payable in connection with the Recapitalization Transaction, the Company incurred a make whole premium on certain notes payable totaling $381,647, which is classified as a loss on extinguishment of debt on the Consolidated Statements of Operations.

Mortgage Notes Payable

Mortgage loan balances as of December 31, 2019 and 2018 totaled $9,581,255 and $66,296,991, respectively. Fixed rate mortgage notes payable before unamortized debt issuance costs totaled $9,581,255 and $52,545,237 as of December 31, 2019 and 2018, respectively. Variable rate mortgage notes payable before unamortized debt issuance costs totaled $13,751,754 as of December 31, 2018. There were no variable rate mortgage notes payable as of December 31, 2019. The loans are payable to various financial institutions and are collateralized by specific properties. The carrying amount of real estate that serves as collateral for these mortgages as of December 31, 2019 and 2018 was $11,237,144 and $79,786,230, respectively.

On or about April 27, 2018, the Company entered into a loan modification agreement related to the mortgage loan originally issued in April 2015 for acquiring our Cape Canaveral Property and Johnson City Property, which, among other things, extended the maturity date to April 2020. The average interest rate for the year ended December 31, 2018 was approximately 4.37% and the interest rate in effect at December 31, 2018 was approximately 4.69%. The outstanding principal balance as of December 31, 2018 was $6,760,504. On October 22, 2019, this mortgage was satisfied in full with proceeds from the Credit Facility.

The mortgage loan issued in July 2018, for acquiring our Knoxville Property, bears interest at a fixed rate of 5% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2028. The outstanding principal balance as of December 31, 2018 was $5,323,772. On October 22, 2019, this mortgage was satisfied in full with proceeds from the Credit Facility.

The mortgage loan issued in August 2018, for acquiring our Champaign Property, bears interest at a fixed rate of 4.75% per annum, has debt service payments based on principal amortization over 25 years, and matures in September 2023. The outstanding principal balance as of December 31, 2018 was $2,566,457. On October 22, 2019, this mortgage was satisfied in full with proceeds from the Credit Facility.

The mortgage loan issued in October 2018, for acquiring our Sarasota Property, bears interest at a fixed rate of 4.80% per annum, has debt service payments based on principal amortization over 25 years, and matures in July 2028. The outstanding principal balance as of December 31, 2018 was $8,235,726. On October 22, 2019, this mortgage was satisfied in full with proceeds from the Credit Facility.

The mortgage loan issued in December 2018, for financing the additional purchase price with respect to our Montgomery Property, bears interest at a fixed rate of 4.55% per annum, has debt service payments based on principal amortization over 23.6 years (283 months), and matures in August 2022. The outstanding principal balance as of December 31, 2018 was $950,000. On October 22, 2019, this mortgage was satisfied in full with proceeds from the Credit Facility.

The carrying amount of the Company’s variable rate debt approximates its fair value as of December 31, 2019.

The following table summarizes the Company’s aggregate debt maturities based on outstanding principal as of December 31, 2019:

Future
Principal
Year Ended December 31,	Payments
2020	$219,707
2021	233,037
2022	61,195,607
2023	29,682,904
2024	-
Thereafter	-
Total	$91,331,255

During the year ended December 31, 2019, the Company wrote off $584,553 of unamortized debt issuance costs in connection with the early repayment of certain mortgage, which is classified as a loss on extinguishment of debt on the Consolidated Statements of Operations. At December 31, 2019 and 2018, the Company had unamortized debt issuance costs of $121,964 and $793,814, respectively, in connection with its mortgage notes payables.

 9.
Related Parties

Payables

At December 31, 2018, the Company had a net related party payable of $722,465 which consisted of a $408,514 payable to the Company’s predecessor, $60,000 payable to our former President, $60,000 payable to our former Secretary, $120,000 in aggregate owed to affiliated entities of two former directors, $81,735 payable to HCA offset by a $5,301 receivable due from the Company’s predecessor and a $2,483 receivable due from HCA. The payables to the Company’s predecessor, former President, former Secretary and affiliated entities of certain former board members was a result of advances made to the Company to fund dividends, distributions and operating expenses. Subsequent to December 31, 2018, the payable to and receivable from HCA was satisfied and the receivable from the Company’s predecessor was satisfied.

There was no such related party payable as of December 31, 2019.

Notes Payable

During the year ended December 31, 2018, the Company entered into various promissory notes with related parties (See Note 9 for further discussion). As of December 31, 2018, the unpaid balance on these notes was $9,518,000. On March 19, 2019, these notes were satisfied in full in connection with the Recapitalization Transaction.

There were no such related party notes payable entered into during the year ended December 31, 2019 or outstanding as of December 31, 2019.

Legal Fees

During the year ended December 31, 2019 and 2018, the Company paid $622,936 and $127,903, respectively for legal services to a law firm where our former President is a partner and our former Secretary is employed. Of the $622,936 paid during the year ended December 31, 2019, $252,100 was paid for services performed in connection with the Recapitalization Transaction and $151,336 of past due payables were paid with proceeds from the Recapitalization Transaction. The outstanding payable balance to the law firm was $130,882 as of December 31, 2018 and a nominal balance was outstanding as of December 31, 2019.

10.
Leases and Tenants

Our rental properties are subject to generally non-cancelable operating leases generating future minimum contractual rent payments due from tenants. Occupancy of the operating properties was at 100% at December 31, 2019 and 2018. Remaining non-cancelable lease terms range from 0.6 to 13.2 years as of December 31, 2019. The future minimum rents for existing leases as of December 31, 2019 are as follows:

Future
Minimum
Year Ended	Rents
2020	$12,206,038
2021	11,692,037
2022	9,063,250
2023	7,499,108
2024	6,516,864
Thereafter	22,789,912
Total	$69,767,209

The properties are 100% leased to the United States of America and administered by either the GSA or occupying agency. At December 31, 2019 the weighted average lease term is 5.7 years if GSA elects its early termination right and the total remaining weighted average contractual lease term is 9.3 years. Non-cancelable lease maturities range from 2020 to 2033.

11.
Stockholders’ Equity

Preferred Stock

In 2016, the Company issued 144,500 shares of its 7.00% Series A Cumulative Convertible Preferred Stock (“the Series A Preferred Stock”) to various investors in exchange for a total of $3,612,500, or $25 per share. The Series A Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. If the listing event has not occurred on or prior to March 31, 2020, then holders of the Series A Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series A Preferred Stock into common stock. The shares are convertible into common shares at a 3:1 ratio. As of December 31, 2019 and 2018, the outstanding Series A Preferred Stock was 144,500 shares.

On March 19, 2019, the Company issued 1,050,000 shares of its Series B Preferred Stock in connection with the Recapitalization Transaction in exchange for total proceeds of $10,500,000, or $10 per share. The Series B Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. If the listing event has not occurred on or prior to March 31, 2020, then holders of the Series B Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon conversion, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of (i) $9.10 or (ii) the fair market value of the common stock.

On May 1, 2019, the Company issued an additional 130,000 shares of its Series B Preferred Stock for total proceeds of $1,300,000.

Common Stock

On March 14, 2016, the Company issued 50,000 shares (200,000 shares, collectively) of common stock at a price of $0.01 per share to each of the Company’s founders. Total consideration was $500 per person.

On November 7, 2016, the Company’s offering statement (the “Offering”) filed pursuant to Regulation A was qualified by the SEC. The Offering’s minimum and maximum offering amounts are $3,000,000 and $30,000,000, respectively, at an offering price of $10 per share. The initial purchase of common stock with respect to the Offering occurred on May 18, 2017. During the year ended December 31, 2018, the Company sold 211,734 shares for net proceeds of $1,947,655 in connection with the Offering. There were no sales of common stock in connection with the Offering during the year ended December 31, 2019. In November 2019, the Offering expired and the Company did not file a post-qualification amendment to extend the Offering.

In connection with the Recapitalization Transaction, the Company issued 300,000 shares of the Company’s Common Stock on March 19, 2019 for total proceeds of $3,000,000, or $10 per share.

Equity-Based Stock Awards

On May 18, 2017, the Company issued an aggregate 16,000 shares to its four former independent board members. The shares, valued at $10 per share, pay dividends on the number of shares issued without regard to the number of shares vested. For the year ended December 31, 2018, the Company recognized $61,333, of equity-based compensation with respect to this grant. As of December 31, 2019, the restricted common shares associated with this grant were fully vested.

On October 22, 2019, the Company granted an aggregate 14,646 restricted common shares to its non-employee directors valued at $7.17 per share. The shares pay dividends on the number of shares issued without regard to the number of shares vested. For the year ended December 31, 2019, the Company recognized $23,155 of equity-based compensation related to this grant. The shares related to this grant will vest in September 2020.

On October 22, 2019, the Company granted an aggregate 45,328 restricted common shares to certain officers and employees of the Company that vested immediately upon the grant date valued at $7.17 per share. The Company settled the officers’ and employee’s withholding tax obligations via a net share issuance whereby the Company repurchased a portion of the shares granted in an amount sufficient to meet the employee’s tax withholding obligation. As such, a net 31,424 restricted common shares were issued. For the year ended December 31, 2019, the Company recognized $325,000 of equity-based compensation with respect to this grant.

OP Units Issued

On May 26, 2017, Holmwood and the Operating Partnership closed on a transaction that resulted in Holmwood contributing its entire membership interest in four SPEs to the Operating Partnership and assigning to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow for three other SPEs as well as all of the other benefits and burdens of ownership for federal income tax purposes (the “Contribution Transaction”).

In exchange for the aforementioned, the Operating Partnership issued 1,078,416 of its common units (“OP Units”). The agreed upon value of the transaction between the parties was $10,784,161. However, the Company recognized value of $6,068,182 with respect to the issuance of the OP Units based upon the book value of net identifiable assets received. The Contribution Transaction was accounted for as a commonly controlled transaction whereby the contributed assets and assumed liabilities are acquired at their historical book values, rather than at the agreed upon value. The historical book value of the net identifiable assets contributed was $6,068,182. This issuance of OP units was recorded as a non-cash transaction. After one year, the OP Units are exchangeable into the REIT’s common stock at a ratio of 1:1 or redeemable for cash, at the REIT’s discretion. No OP Units were exchanged into REIT shares during the years ended December 31, 2019 and 2018.

On October 15, 2018, in connection with the closing of our property located in Sarasota, Florida, the Company issued 40,000 OP Units for an aggregate value of $400,000, or $10 per OP Unit, as partial consideration to the seller.

Long-Term Incentive Plan Units

During the year ended December 31, 2018, the Operating Partnership issued HCA 6,548 long-term incentive plan units (“LTIPS”) that vest over five-years. There were no such LTIPs issued during the year ended December 31, 2019. LTIPS are convertible into OP Units at a ratio of 1:1 which can then be further exchanged into the REIT’s common stock at a ratio of 1:1. Pursuant to an agreement, the units are issued concurrent with each public sale of the REIT’s common stock. The vesting will accelerate if the Company terminates its management agreement with HCA. The LTIPS result in HCA consistently and beneficially owning 3% of the REIT’s issued and outstanding shares on a fully diluted basis. For the years ended December 31, 2019 and 2018, the Company recognized $144,499 and $131,786 of equity-based compensation expense, respectively. The fair value of each issuance was $10 per share. As of December 31, 2019, the Company had 72,215 LTIPS. The remaining equity-based compensation expense to be recognized in future periods is $363,501.

Dividends and Distributions

During the years ended December 31, 2019 and 2018, the REIT declared dividends on its Series A Preferred Stock of $252,875. As of December 31, 2019 and 2018, accrued, unpaid preferred stock dividends were $63,219.

During the year ended December 31, 2019, the REIT declared dividends on its Series B Preferred Stock of $909,136. As of December 31, 2019, accrued, unpaid preferred stock dividends were $295,000.

During the years ended December 31, 2019 and 2018, the REIT declared dividends on its common stock of $708,207 and $592,870, respectively. As of December 31, 2019 and 2018, accrued, unpaid common stock dividends were $199,802 and $152,218, respectively.

During the years ended December 31, 2019 and 2018, the Operating Partnership declared distributions of $654,844 and $639,023 with respect to its OP units and LTIPs. As of December 31, 2019 and 2018, accrued, unpaid distributions were $163,712 and $163,250, respectively.

12.
Noncontrolling Interest

The Company’s noncontrolling interest represents the portion of common units in the Company’s Operating Partnership not attributable to the Company. The Company’s noncontrolling interest was 45.3% and 51.8% at December 31, 2019 and 2018, respectively. The reduction in the noncontrolling interest is primarily due to the Company issuing 300,000 shares of common stock in connection with the Recapitalization Transaction.

The change in the noncontrolling interest primarily resulted in an allocation of $1,897,555 from the Company’s Additional Paid-in Capital to the Noncontrolling Interest in Operating Partnership Equity within the Consolidated Statement of Changes in Stockholders’ Equity for the year ended December 31, 2019.

The Company’s Predecessor and HCA own an aggregate 43.8% and 50.1% of the Operating Partnership as of December 31, 2019 and 2018, respectively.

13.
Commitments and Contingencies

The property located in Port Canaveral, Florida was purchased subject to a ground lease. The ground lease has an extended term of 30 years to 2045 with one 10-year renewal option. The Company made ground lease payments of $73,755 and $73,545 during the years ended December 31, 2019 and 2018, respectively.

The Company has two parking lot leases in connection with its property located in San Antonio. These leases commenced on June 1, 2015 and have an initial term of 10 years with two 5-year renewal options. The Company made payments of $18,000 on these leases during the years ended December 2019 and 2018.

The Company has an office lease for its Corporate offices in Winston-Salem, North Carolina. The lease commenced on February 15, 2019 and has a term of 3 years. The Company made payments of $21,059 on this lease during year ended December 31, 2019.

The future minimum rent payments for the ground lease and parking lot leases as of December 31, 2019 are as follows:

Year Ended	Future Minimum Rents
2020	$119,938
2021	119,938
2022	98,872
2023	95,938
2024	95,938
Thereafter	1,639,198
Total	$2,169,822

Management Fee

The Company contracted with HCA to provide asset management, acquisition and leasing services for the Company, subject to the direction and supervision of the Board.

The Company paid HCA an asset management fee equal to 1.5% of the stockholders’ equity payable, subject to certain adjustments, in arrears and on a quarterly basis. The Company incurred asset management fees of $485,813 and $328,053 for the years ended December 31, 2019 and 2018, respectively. Accrued asset management fees at December 31, 2019 and December 31, 2018 were $125,484 and $81,735, respectively.

The Company owes HCA 1% of the acquisition cost (“Acquisition Fee”) of each real estate investment made by HCA on behalf of the Company for services with respect to the identification of an investment, arrangement of the purchase, and coordination of closing. HCA’s discretion to make additional acquisitions following the Recapitalization Transaction was made subject to Board approval. No such Acquisition Fees have been earned by HCA following the Recapitalization Transaction other than the Monroe Property, which, as of the Recapitalization Transaction, was subject to a binding agreement to purchase previously executed by HCA.

The Acquisition Fee shall be paid in common stock or other equity securities of the Company. The Acquisition Fee shall be accrued and unpaid until the earlier of the date on which the Company’s common stock is initially listed with a national securities exchange or on March 31, 2020. Unpaid acquisition fees were $556,739 and $505,239 at December 31, 2019 and December 31, 2018, respectively.

The Company owes HCA a leasing fee for services in connection with leasing the Company’s real estate investments equal to 2.0% of all gross rent for any new lease or lease renewal entered into, excluding reimbursements by the tenant for operating expenses and taxes and similar pass-through obligations paid by the tenant. There were no leasing fees paid during the years ended December 31, 2019 and 2018. There were no leasing fees accrued at December 31, 2019 and December 31, 2018.

In connection with the Recapitalization Transaction, on March 14, 2019, the Company provided notice to HCA, pursuant to the resolve of the Board of Directors, that the Company elected to not renew its asset management agreement with HCA (the “Management Agreement”) under its terms, effective March 31, 2020. In accordance with the terms of the Management Agreement, the Company shall pay HCA a termination fee upon the effective date of the termination. The termination fee is calculated as a multiple of the sum of the asset management fees, acquisition fees and leasing fees earned by HCA during the 24-month period ending as of the most recently completed fiscal quarter prior to the effective date of the termination. The appropriate multiple is dependent on the stockholders’ equity of the Company at the time of termination. The Company has the option to pay the termination fee in cash, common stock, or with the consent of HCA, other equity securities of the Company or Operating Partnership, including without limitation LTIP units, or a combination thereof. As of December 31, 2019, an estimated liability for the termination fee was accrued in the amount of $1,650,000 as it was determined that it is both probable of being incurred and the amount of such liability could be reasonably estimated.

The Company paid a property management fee to Holmwood Capital Management, LLC (“HCM”), a wholly-owned subsidiary of HCA, with respect to certain properties. The property management fee is payable on a monthly basis in arrears. The Company incurred property management fees of $268,841 and $224,652 for the years ended December 31, 2019 and 2018, respectively. There were no outstanding property management fees at December 31, 2019 and December 31, 2018.

On September 9, 2019, the Company gave notice to HCM of termination of certain property management agreements between HCM and nine SPEs. In accordance with the terms of the property management agreements, the Company paid HCM a termination fee within 30 days of the effective date of the termination calculated as four times the sum of the fees paid under the property management agreements for the three months prior to the termination. The termination fees related to these nine property management agreements totaled $172,963 and were paid in October 2019.

On October 16, 2019, the Company and HCM entered into a mutual termination of certain property management agreements between HCM and four SPEs. In accordance with the terms of these property management agreements, the Company is obligated to pay HCM the remaining management fees payable under the property management agreements through March 31, 2020 plus a termination fee calculated as four times the sum of the estimated fees that would have been paid under the property management agreement for the three months prior to March 31, 2020. The termination fees related to these property management agreements totaled $77,039, of which $27,209 were paid in October 2019.

Legal Proceedings

The Company can be party to or otherwise be involved in legal proceedings arising in the normal and ordinary course of business. Other than the following, we are not aware of any proceeding, threatened or pending, against us which, if determined adversely, would have a material effect on our business, results of operations, cash flows or financial position.

On January 18, 2019, the seller of the Montgomery Property and one of its affiliates filed a complaint claiming the Company owes additional amounts under a purchase and sale agreement dated April 27, 2017, with respect to the acquisition of and improvements to real estate in Montgomery, Alabama. Plaintiffs’ complaint includes five counts: breach of implied contract; declaratory judgment, reformation of contract; unjust enrichment; and quantum meruit. Subsequent to year end, the Company entered into a Settlement and Release Agreement whereby the Company agreed to pay the additional amounts under the purchase and sale agreement date April 27, 2019 of $452,313. This amount is classified in accrued expenses on the Consolidated Balance Sheets. The Company agreed to pay $225,000 of the amount due within 30 days of execution of the Settlement and Release Agreement, with the balance to be paid in three equal installments every six months thereafter.

On March 15, 2019, Dr. Philip Kurlander, a former director of the Company, and his affiliate, Baker Hill Holding, LLC (collectively, the “Claimants”), each of whom is a stockholder in the Company, filed a Complaint in the United States District Court for the Middle District of Florida (the “Court”) against the Company, four of its former directors, Robert R. Kaplan, Leo Kiely, Bill Fields and Scott Musil (collectively, the “Board Defendants”), and the Company’s former President, Robert R. Kaplan, Jr. The Complaint alleges that the Board Defendants’ actions in approving a recapitalization transaction constituted illegal, oppressive and/or fraudulent acts as well as breaches of the Board Defendants’ fiduciary duties. The Claimants requested that the Court order the dissolution of the Company, determine that the approval of the recapitalization transaction was improper, and award an unstated amount of monetary damages against the Board Defendants.  Following motions to dismiss filed by all the defendants in the matter, on August 21, 2019, the Court issued an Order dismissing all claims asserted in the action.  Although the Court granted the Claimants 20 days to file an Amended Complaint, the deadline to amend passed without the Claimants filing any Amended Complaint. The Company is responsible for the legal expenses incurred by the former officers and independent directors, up to a maximum of $1,000,000 under the Company’s insurance policy. The Company had incurred legal expenses totaling $404,054 related to this matter during the year ended December 31, 2019.

  14.
Subsequent Events

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements, other than listed below.

Dividends and Distributions

On January 6, 2020, the REIT and the Operating Partnership paid accrued common dividends, preferred dividends and distributions of $199,802, $358,219 and $163,712, respectively.

On March 25, 2020, the Company declared a dividend on its Series A Preferred Stock, Series B Preferred Stock and common stock of $0.4375, $0.25 and $0.1375 per share for shareholders of record on March 25, 2020. The aggregate dividend of $558,023 will be paid on April 6, 2020.

On March 25, 2020, the Operating Partnership declared an aggregate distribution of $163,712 with respect to its OP Units and LTIPS, representing $0.1375 per share for holders of record on March 25, 2019. The aggregate distribution will be paid on April 6, 2020.

Montgomery Settlement

On January 2, 2020, the Company paid $225,000 of the amount due under the Settlement and Release Agreement with the seller of the Montgomery Property.

Termination of Management Agreement

On March 31, 2020, the Management Agreement with HCA terminated. In connection with the termination, the Company paid a total termination fee of $1,645,453. The termination fee payable was satisfied with $1,275,000 in cash and $370,453 in shares of common stock of the Company at a per share price of $7.17 for a total of 51,667 shares.

In connection with the termination of the Management Agreement, HCA’s LTIPS were fully vested as of March 31, 2020.

Issuance of Acquisition Fee Securities

On March 31, 2020, the Acquisition Fee due to HCA was paid through the issuance of 55,674 shares of common stock of the Company at a per share price of $10 per share.

Change in Noncontrolling Interest

As a result of the aforementioned securities issuances, the Company’s noncontrolling interest decreased from 45.3% at December 31, 2019 to 43.5% as of the date of this report.

COVID-19

In January 2020, the World Health Organization declared the recent outbreak of a novel strain of coronavirus (“COVID-19”) to constitute a “Public Health Emergency of International Concern.” The COVID-19 outbreak has led to significant business disruption across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's tenants, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain.

Item 8. Exhibits

The following exhibits are filed as part of this annual report on Form 1-K:

Exhibit Number	Description

2.1	Articles of Incorporation of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.2	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.3	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
2.4	Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017
4.2	Form of Series B Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.3	Form of Common Stock Subscription Agreement, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
6.1	Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.2
First Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.3	Limited Liability Company Agreement of Holmwood Portfolio Holdings, LLC, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.5
Form of Tax Protection Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.5 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.6
Form of Registration Rights Agreement by and between Holmwood Capital, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.6 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.7
Form of Registration Rights Agreement by and between Holmwood Capital Advisors, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.7 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.8
Management Agreement by and among Holmwood Capital Advisors, LLC, HC Government Realty Trust, Inc. and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.9	Form of Independent Director Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.10	Form of Independent Director Indemnification Agreement, incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.11
Form of Officer/Director Indemnification Agreement, incorporated by reference to Exhibit 6.11 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.12
2016 HC Government Realty Trust, Inc. Equity Incentive Plan, incorporated by reference to Exhibit 6.12 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.15	First Amendment to 2016 HC Government Realty Trust, Inc. Equity Incentive Plan
6.16
Second Amendment to the Amended and Restated Limited Partnership Agreement of HC Government Realty Holdings, L.P., dated March 14, 2019, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.17
Loan Agreement, dated March 19, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and Agent., incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.18
Holding Company Guaranty Agreement, dated March 19, 2019, by HC Government Realty Trust, Inc. and Holmwood Portfolio Holdings, LLC for the benefit of Agent and the Lenders, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.19
Security and Pledge Agreement, dated March 19, 2019, by and among HC Government Realty Holdings, L.P., Holmwood Portfolio Holdings, LLC, HC Government Realty Trust, Inc., Agent and the Lenders, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.20
Credit Agreement, dated October 22, 2019, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc, Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as syndication agent and administrative agent, KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and the lenders from time to time party thereto

6.21	Second Amendment to Loan Agreement, dated October 22, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and Agent
6.22
Increase Agreement and Amendment No. 1 to Credit Agreement, dated as of December 20, 2019, by an among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., as Parent Guarantor, and Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as syndication agent, administrative agent and Lender, and IberiaBank and Synovus Bank, as Augmenting Lender

8.1
Form of Escrow Agreement by and among Branch Banking & Trust Company, HC Government Realty Trust, Inc., and Orchard Securities, LLC, incorporated by reference to Exhibit 8.1 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

8.2
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017

8.3
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Boustead Securities, LLC and SANDLAPPER Securities, LLC, dated as of December 20, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC GOVERNMENT REALTY TRUST, INC.

By:	/s/ Steven A. Hale II
Steven A. Hale II
Director and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steven A. Hale II	Director and Chief Executive Officer	April 2, 2020
Steven A. Hale II	(principal executive officer)

/s/ Jacqlyn Piscetelli	Chief Financial Officer	April 2, 2020
Jacqlyn Piscetelli	(principal financial officer and principal accounting officer)

/s/ Brad G. Garner	Director	April 2, 2020
Brad G. Garner

/s/ Matthew A. Hultquist	Director	April 2, 2020
Matthew A. Hultquist

/s/ Jeffrey S. Stewart	Director	April 2, 2020
Jeffrey S. Stewart

/s/ Anthony J. Sciacca, Jr.	Director	April 2, 2020
Anthony J. Sciacca, Jr.